Exhibit 99.2

Dated 21 June 2009

AERCAP AERVENTURE HOLDING B.V.

(as a shareholder)

WAHA AV PARTICIPATIONS B.V.

(as a shareholder)

AERVENTURE LIMITED

(as the company)

SHAREHOLDERS’ AGREEMENT

relating to shares in

AERVENTURE LIMITED

McCann FitzGerald

Solicitors

Riverside One

Sir John Rogerson’s Quay

Dublin 2

RTM\1959497.18

2

THIS AGREEMENT is made on 21 June 2009

BETWEEN:

(1)                                  AERCAP AERVENTURE HOLDING B.V., a company organised and existing under the laws of the Netherlands, whose principal place of business is Stationsplein 965, 1117 CE Schiphol Airport, Amsterdam, The Netherlands (“AerCap”);

(2)                                  WAHA AV PARTICIPATIONS B.V., a company organised and existing under the laws of the Netherlands, whose principal place of business is Parkstraat 107, 2514 JH, The Hague, The Netherlands, (“Waha”); and

(3)                                  AERVENTURE LIMITED, a company incorporated in Ireland (registered no. 410443) whose registered office is at AerCap House, Shannon, Co. Clare (the “Company”).

WHEREAS:

(A)                              The Company was incorporated on 7 November 2005 under the Companies Acts 1963 to 2005 and is a private company limited by shares.

(B)                                The Company has an authorised share capital of US$400,000,000 divided into 318,871,144 ordinary shares of US$1.00 and 81,128,856 redeemable ordinary shares of US$1.00 each of which 59,128,856 ordinary shares and 51,128,856 redeemable ordinary shares have been issued and are outstanding, all of which are held by AerCap.

(C)                                Waha has agreed to subscribe for 59,128,856 Shares at an aggregate subscription price of US$59,128,856 and to make a capital contribution of US$4,971,144 to the Company.  The proceeds of the subscription and capital contribution shall be used by the Company to redeem all of the redeemable ordinary shares of US$1.00 each in the capital of the Company held by AerCap for an aggregate redemption price of US$56,100,000 and to repay certain loans made by AerCap to the Company which are outstanding. In addition, both AerCap and Waha have agreed to subscribe for further Shares at Completion and to make the Required Equity Subscriptions, in each case on the terms set out in this Agreement. Following Completion, the Company shall be a joint venture vehicle between AerCap and Waha for the purpose of the acquisition, leasing and trading of a fleet of new Airbus aircraft as described in the Airbus Purchase Agreement.

(D)                               Waha and AerCap are entering into this Agreement in order to achieve the purpose of the Company specified in Recital C and to set out the terms upon which AerCap and Waha have agreed to invest in the Company and provisions governing the operation of the Company.

IT IS AGREED as follows:

1.                                       INTERPRETATION

1.1                                 Definitions

In this Agreement:

“15% Loan Note Instrument” means an instrument of the Company constituting redeemable loan notes bearing interest at a rate of 15% per annum,

in the form contained in Schedule 3, subject to any amendments that may be agreed by the Board;

“2010 First Equity Subscription” means the subscription by AerCap and Waha for Shares pursuant to Clause 3.5(b);

“2010 Second Equity Subscription” means the subscription by AerCap and Waha for Shares pursuant to Clause 3.5(c);

“Adjusted Fair Value” means, in respect of any Shares, the Fair Value of such Shares discounted by 10%;

“Administrative Agent” means AerCap Administrative Services Limited;

“Administrative Agency Agreement” means the administrative agency agreement entered into on 13 January 2006 (as amended from time to time) between the Company and the Administrative Agent, pursuant to which the Administrative Agent agreed to provide certain administrative services to the Company and other Group Members which have acceded thereto;

“AerCap Directors” means the Company’s directors appointed by the AerCap Shareholder from time to time in accordance with the terms of this Agreement;

“AerCap Group” means AerCap Holdings N.V. and its Related Companies;

“AerCap Share Charge” means the share charge in respect of the Shares held by AerCap in favour of Waha Capital PJSC dated on the date of this Agreement;

“AerCap Shareholder” means, collectively, AerCap (for so long as it holds Shares) and such other member of the AerCap Group (if any) which may subscribe for shares or to which AerCap shall transfer Shares from time to time, in each case in accordance with the terms of this Agreement, provided that such other member of the AerCap Group shall have executed a Deed of Adherence at the time of such subscription or transfer;

“AerCap Shares” means those Shares beneficially owned by the AerCap Shareholder from time to time;

“Aeroflot Aircraft Acquisition Agreement” means the share purchase agreement between Waha Capital PJSC and Flotlease MSN 3699 Limited in respect of the Aeroflot Aircraft dated on the date of this Agreement;

“Aeroflot Aircraft” means the Airbus A320-200 aircraft with manufacturer’s serial number 3699 together with two CFM56-5B4/P engines having manufacturer’s serial numbers 699117 and 699118 including all buyer furnished equipment, galley equipment, emergency equipment, manuals, technical records and aircraft documents relating to such aircraft;

“Agreed Proportion” means in respect of a particular Shareholder, the percentage which the nominal value of the Shares beneficially owned by that Shareholder at the relevant time bears to the combined nominal value of all issued Shares at that time;

“Airbus Purchase Agreement” means the aircraft purchase agreement entered into between the Company and Airbus S.A.S. on 30 December 2005;

“Aircraft” means the aircraft already delivered and to be delivered to the Company or any other Group Member pursuant to the terms of the Airbus Purchase Agreement;

“Approved Budget” means the operating budget of the Company in respect of each Financial Year;

“Articles” means the Articles of Association of the Company;

“Board” means the Company’s board of directors or any duly appointed committee of it;

“Business” means the business intended to be carried on by the Company, as described in Clause 2.1;

“Business Day” means a day (other than a Saturday) on which banks generally are open in the Netherlands, Ireland and Abu Dhabi for a full range of business;

“Cash Management Agreement” means the cash management agreement entered on 13 January 2006 (as amended from time to time) between the Company and the Cash Manager pursuant to which the Cash Manager agreed to provide certain cash management services to the Company and the other Group Members which have acceded thereto;

“Cash Manager” means AerCap Cash Manager II Limited;

“company” includes any body corporate, wherever incorporated;

“Completion” means completion of the matters referred to in Clause 3.4;

“connected with” in relation to two or more persons, means two or more persons who are connected with each other for the purposes of section 10 of the Taxes Consolidation Act 1997 and a “Connected Person” of any person means a person who is connected with that first-mentioned person;

“Deed of Adherence” means a deed of adherence to this Agreement in substantially the form set out in Schedule 1;

“Deed of Warranty” means the deed of warranty between Waha, Waha Capital PJSC, AerCap Holdings N.V. and the Company dated on the date of this Agreement;

“Default Termination Notice” has the meaning given to it in Clause 14.2(a);

“Defaulting Party” has the meaning given in Clause 3.6(a);

“Delivered Waha A320-200 Aircraft” has the meaning given in Clause 3.2(b);

“Directors” means the Company’s directors;

“Encumbrance” means any mortgage, charge (fixed or floating), pledge, lien, option, right to acquire, right of pre-emption, assignment by way of security or trust arrangement for the purpose of providing security or other security interest of any kind (including any retention arrangement), or any agreement to create any of the foregoing;

“Fair Value” means, in respect of one or more Shares, the fair market value of such Shares as determined by the Valuer, calculated as a pro rata proportion of the market value of all of the issued Shares of the Company taken as a whole, between a willing seller and a willing third party buyer at the date of the Transfer Notice without any premium or discount by reference to the number of the Shares being sold or transferred;

“Financial Year” means a financial period of the Company commencing on 1 January and ending on 31 December;

“Funding Support Certificate” means a certificate from the Cash Manager to the Company which:

(a)                                  states that, in the reasonable opinion of the Cash Manager and on the basis of the figures specified therein, the Company will not have sufficient available cash to meet its obligations for the next succeeding three month period; and

(b)                                 contains reasonably sufficient detail to evidence the matters of fact contained therein;

“Governmental Entity” means any governmental, judicial, legislative, executed, administrative or regulatory authority of the United Kingdom (or any part thereof), Ireland, the Netherlands, the European Union or any other federal, supranational, national, state, provincial or local government or body;

“Group” means the Company and its Subsidiaries and “Group Member” means any of them;

“holding company” shall have the meaning given to it in section 155 of the Companies Act 1963 (as amended);

“Loan Note Instrument” means the instrument of the Company constituting convertible redeemable loan notes with an aggregate nominal value of US$36,500,000 and which loan notes shall bear interest at a rate of 20% per annum, in the form contained in Schedule 2;

“Loan Notes” means loan notes issued by the Company to a Non Defaulting Party pursuant to the Loan Note Instrument;

“Material Default” has the same meaning given to that expression in Clause 14.2;

“Memorandum and Articles” means the Company’s Memorandum and Articles of Association in the agreed form, as amended from time to time;

“Non Defaulting Party” has the meaning given in Clause 3.6(a);

“Parties” means the Company, Waha and AerCap and any other person who enters into a Deed of Adherence in accordance with the terms of this Agreement (and “Party” shall be construed accordingly);

“Regulatory Action” means:

(a)                                  any order of a court of competent jurisdiction; or

(b)                                 any order, decision or conclusive view made, given or expressed by a competent Governmental Entity; or

(c)                                  an enactment of a legislative body which:

(i)                                     materially prohibits or restricts the carrying on of the Business; or

(ii)                                  in consequence of which, any of the Parties would incur fines or a liability in damages were this Agreement to be performed in accordance with its terms;

“Related Company” means, in relation to any company, any other company which is for the time being its Subsidiary or holding company or a Subsidiary of its holding company;

“Remarketing Agent” means, in respect of certain Aircraft, AerCap Ireland Limited and, in respect of other Aircraft, AerCap Group Services B.V.;

“Required Equity Subscriptions” means the 2010 First Equity Subscription and the 2010 Second Equity Subscription and “Required Equity Subscription” means any one of them;

“Reserved Shareholders Matters” means those matters listed in Clause 6.2 (Reserved Shareholder Matters);

“Sale Shares” has the meaning give in Clause 12.3;

“Servicing Agreements” is the collective term for the Services and Remarketing Agreement, the Administrative Agency Agreement and the Cash Management Agreement and “Servicing Agreement” means any of them;

“Servicing Agreement Amendment Agreement” means the Servicing Agreement Amendment Agreement dated on the date of this Agreement between each Remarketing Agent (in its capacity as primary servicer), the Cash Manager (in its separate capacities as insurance servicer and cash manager) the Administrative Agent (in its capacity as administrative agent) and the Company, pursuant to which the Services and Remarketing Agreement is to be amended;

“Services and Remarketing Agreement” means the Amended and Restated Servicing Agreement dated 2 November 2007 between each Remarketing Agent (in its capacity as primary servicer), the Cash Manager (in its separate capacities as insurance servicer and cash manager) the Administrative Agent (in its capacity as administrative agent) and the Company, under which the Remarketing Agent agreed to provide certain services relating to the Aircraft to the Company and the other Group Members which have acceded thereto, as amended by the Servicing Agreement Amendment Agreement;

“Services Delegation and Co-operation Agreement” means the services delegation and co-operation agreement dated on the date of this Agreement between inter alia the Servicer and Waha Capital PJSC pursuant to which the Servicer will sub-delegate to Waha Capital PJSC the performance of certain of the services which the Remarketing Agent provides to the Group, Aircraft Lease Securitisation II Limited and its Subsidiaries and AerFunding I Limited and its Subsidiaries;

“Servicer” means (i) the Remarketing Agent, (ii) the Administrative Agent and (iii) the Cash Manager;

“Shareholders” means all of the beneficial owners of Shares excluding any person who has acquired any beneficial ownership otherwise than in accordance with this Agreement (and “Shareholder” shall be construed accordingly);

“Shareholder Interest” means, at any time and in respect of any Shareholder the aggregate nominal value of the Shares in issue at such time which are beneficially owned by such Shareholder;

“Shares” means the ordinary shares in the Company’s capital;

“Significant Shareholder” means, at any time, a Shareholder which is at such time the beneficial owner of 25% or more of the issued Shares;

“Subsidiary” means in relation to any company or corporation, a company or corporation:

(a)                                  which is controlled, directly or indirectly by the first mentioned company or corporation;

(b)                                 more than half the issued share capital of which is beneficially owned, directly or indirectly by the first mentioned company or corporation;

(c)                                  which is a Subsidiary of another Subsidiary of the first mentioned company or corporation;

“Supplementary Disclosure Letter” has the meaning given in the Deed of Warranty;

“Tag-Along Offer” has the meaning given in Clause 12.9;

“Tax” means all forms of taxation including income, withholding, corporation, capital gains, inheritance, value added, employment, property, sales, goods, wealth, customs and other import or export duties, excise duties, stamp duties, transfer taxes, social security or other similar contributions and all charges, duties, imposts and levies of a similar nature, and any interest, penalty, surcharge or fine relating to such taxation;

“Tax Authority” means any authority competent to impose, administer or collect any Tax;

“Termination Event” means in respect of a Shareholder the occurrence of any of the following events in respect of such Shareholder or any of its holding companies (including, for the avoidance of doubt, in the case of Waha, Waha Capital PJSC and in the case of AerCap, AerCap Holdings N.V.):

(a)                                  a court of competent jurisdiction makes an order or a resolution is passed, for the dissolution, examination or administration of such Shareholder or any holding company of it (otherwise than in the course of a solvent  reorganisation or restructuring previously approved by each Significant Shareholder); or

(b)                                 any person takes any step (which is not withdrawn or discharged within thirty (30) days) to appoint a liquidator, manager, receiver, administrator, examiner, administrative receiver or other similar officer in respect of it or any of its assets, which include either:

(i)                                     the Shares held by it; or

(ii)                                  shares in it or any holding company of it; or

(c)                                  it (or any holding company of it) convenes a meeting of its creditors or makes or proposes any arrangement or composition with, or any assignment for the benefit of, its creditors or any of them; or

(d)                                 it commits a Material Default which any Significant Shareholder treats as a Termination Event in accordance with Clause 14.2;

“Third Party Purchaser” has the meaning given in Clause 12.3;

“UBS Facility” means the Amended and Restated Credit Agreement dated as of 8 May 2007 between AerFunding 1 Limited as borrower, AerCap Ireland Limited individually and as primary servicer, AerCap Administrative Services Limited individually and as primary administrative agent, AerCap Cash Manager II Limited individually and as financial administrative agent, cash manager and insurance servicer, the lenders named therein as Class A Lenders, Class B Lenders, UBS Securities LLC as Administrative Agent and UBS Funding Agent, the other funding agents named therein as Other Funding Agents and Deutsche Bank Trust Company Americas as Collateral Agent and Account Bank;

“Undelivered Waha A320-200 Aircraft” has the meaning given in Clause 3.2(b);

“US$” and “dollar” means the lawful currency of the United States of America;

“Valuer” means:

(a)                                  Lazard & Co Limited; or

(b)                                 if Lazard & Co Limited are unwilling or unable to act as Valuer for the purposes of this Agreement, NM Rothschild & Sons Limited; or

(c)                                  if NM Rothschild & Sons Limited are unwilling or unable to act as Valuer for the purposes of this Agreement, Goldman, Sachs & Co; or

(d)                                 if Goldman, Sachs & Co. are unwilling or unable to act as Valuer for the purposes of this Agreement, such other independent investment bank or corporate finance firm that may be agreed between the Significant Shareholders (acting reasonably);

“Waha Capital PJSC” means Waha Capital PJSC, a company organised and existing under the laws of the United Arab Emirates, whose principal place of business is Aseel Building, Six Towers, 4th Floor, Al Bateen, Abu Dhabi, United Arab Emirates;

“Waha Directors” means the Company’s directors appointed by the Waha Shareholder from time to time in accordance with the terms of this Agreement;

“Waha Group” means Waha and its Related Companies;

“Waha Loan Agreement” means the Loan Agreement in relation to four Airbus A320-200 Aircraft between AerCap Holdings N.V. (as Borrower) Waha Capital PJSC (as Lender) dated on the date of this Agreement;

“Waha Shareholder” means, collectively, Waha (for so long as it holds Shares) and such other member of the Waha Group (if any) which may subscribe for

Shares or to which Waha may transfer shares from time to time, in each case in accordance with the terms of this Agreement, provided that such other member of the Waha Group shall have executed a Deed of Adherence at the time of such subscription or transfer; and

“Waha Shares” means those Shares beneficially owned by the Waha Shareholder from time to time.

1.2                                 Currency

Any reference in this Agreement to an amount in dollars includes the equivalent amount at the relevant time in any other currency or combination of currencies.

1.3                                 Agreed Form

A reference to a document in this Agreement in the agreed form is to a document agreed between the parties and initialled by them or on their behalf for identification purposes.

1.4                                 Exercise of powers of control

Where any obligation in this Agreement is expressed to be undertaken or assumed by any party, that obligation is to be construed as requiring the party concerned to exercise all rights and powers of control over the affairs of any other person which that party is able to exercise (whether directly or indirectly) in order to secure performance of the obligation.

1.5                                 Interpretation

In this Agreement, unless the context requires otherwise:

(a)                                  all references to Clauses or a Schedule refer to a Clause of, or the Schedule to, this Agreement and such Schedule, is deemed incorporated herein by reference;

(b)                                 the headings in this Agreement do not affect its interpretation;

(c)                                  references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term;

(d)                                 words of the masculine, feminine or neuter gender shall mean and include the correlative words of other genders, and words in the singular shall include the plural, and vice versa;

(e)                                  references in this Agreement to an agreement or other document (including this Agreement) include references to such agreement or document as amended, replaced, restated or otherwise modified (without, however, limiting the effect of the provisions of this Agreement with regard to any such amendment, replacement, restatement or modification), and the provisions of this Agreement apply to successive events and transactions;

(f)                                    references in this Agreement to any statute or other legislative provision shall include any statutory or legislative modification or re-enactment thereof, or any substitution therefor, and references to any Governmental Entity shall include reference to any Governmental Entity succeeding to the relevant functions of such person;

(g)                                 the rule of interpretation known as the ejusdem generis rule shall not apply to the construction of this Agreement.  The terms “include”, “including” and similar terms shall be construed as if followed by the phrase “without limitation”;

(h)                                 any reference to a “person” shall be construed as a reference any individual, firm, company, corporation, undertaking, government, Governmental Entity, state or agency of a state, or any association or partnership (whether or not have separate legal personality);

(i)                                     a reference to a person (including a party to this Agreement) includes a reference to that person’s legal personal representatives, successors and permitted assigns; and

(j)                                     a reference to “other Shareholders” or “other Significant Shareholders” or any of them shall include a reference to “the Other Shareholder” and “the other Significant Shareholder” respectively, if there shall be only two Shareholders or two Significant Shareholders (as the case may be) at the relevant time.

2.                                       PURPOSE OF THE COMPANY, WARRANTIES AND CONDITIONALITY

2.1                                 Business

(a)                                  The primary object of the Company shall be to carry on the business of acquiring, leasing, selling or otherwise disposing of the Aircraft and activities ancillary thereto in accordance with the Approved Budget (the “Business”).

(b)                                 The proceeds of the subscriptions provided for in Clauses 3.4(f) and 3.4(h) and the Required Equity Subscriptions shall be used for the purpose of funding the requirements to purchase Aircraft that have yet to be delivered pursuant to the Airbus Purchase Agreement and providing working capital for the Group.

2.2                                 Commercial principles and Tax Residency

(a)                                  The Business shall be conducted in the best interests of the Company in accordance with the general principles of the then current Approved Budget (as such term is defined in the Services and Remarketing Agreement) and on sound commercial profit-making principles with the aim of generating the maximum achievable maintainable profits available for distribution.

(b)                                 The central management and control of the Company shall be exercised in the Netherlands and each of the Shareholders shall use its best endeavours to ensure that the Company is treated by all relevant authorities as being resident for taxation and other purposes in the Netherlands.  Meetings of the Board will take place and be conducted in accordance with Clause 5 (Directors and Management).

2.3           Warranties

Each Party warrants to the other Party at Completion that:

(a)           it is validly incorporated with limited liability and is duly incorporated or organised and validly existing under the applicable laws of its jurisdiction of incorporation or organisation and has the power and all necessary other consents, approvals, licences and authorisations from all relevant Governmental Entities in any applicable jurisdiction to own its material assets and carry on its business substantially as it is conducted on the date of this Agreement;

(b)           it has full power and authority to enter into and perform this Agreement and any other agreements referred to in this Agreement to which it is a party and no limits on its powers will be exceeded as a result of the taking of any action contemplated by any such agreement;

(c)           all actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary authorisations, consents, orders, licences and approvals imposed by its constitutional documents, any Governmental Entity or otherwise), in order to enable it lawfully to enter into, exercise its rights and perform and comply with its obligations contained in this Agreement and any other agreements referred to in this Agreement to which it is a party have been so taken, fulfilled, obtained or done and the requisite resolutions of its board of directors (and, if necessary, its shareholder(s)) have been duly and properly passed at a duly convened and constituted meeting at which all statutory and other relevant formalities were observed to authorise its execution and performance of this Agreement and any other agreements referred to in this Agreement to which it is a party and such resolutions are in full force and effect and have not been varied or rescinded;

(d)           when executed, this Agreement and any other agreements referred to in this Agreement to which it is a party, will constitute legal, valid and binding obligations on it in accordance with their terms;

(e)           neither the execution nor the delivery of this Agreement and any other agreements referred to in this Agreement to which it is a party, nor the carrying out of any transaction or the exercise of any rights or the performance of any obligations contemplated by this Agreement and any other agreements referred to in this Agreement to which it is a party will result in:

(i)            violation of any law to which it is subject;

(ii)           any breach of any of its constitutional documents;

(iii)          any breach of any deed, agreement, instrument or obligation made with or owed to any other person; or

(iv)          any breach of any order, judgment or decree of any Court or Governmental Entity to which it is a party or by which it is bound; and

(f)            it is not involved in or engaged in any litigation, arbitration or other legal proceedings of a litigious nature (whether as plaintiff, claimant or defendant and whether civil, criminal or administrative) which is likely to be adversely determined and, if adversely determine, would have an adverse effect on its ability to perform its obligations under this Agreement and any other agreements referred to in this Agreement to which it is a party.

2.4           Conditionality

Except for Clauses 1, 2.4, 3, 8, 9, 17 to 23 (inclusive) and 28 to 31 (inclusive) this Agreement is conditional upon all of the conditions to Completion as set out in Clause 3.2 (the “Conditions”) having been satisfied or waived by the Party or Parties entitled to do so pursuant to Clause 3.1(b).

3.             COMPLETION

3.1           Completion Date

(a)           Completion shall take place at the offices of AerCap House, Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands at 3 p.m. (Amsterdam time) on 25 June 2009 (or at such other place or date as the Shareholders agree in writing) (the “Target Completion Date”) or, if all of the Conditions have not been fulfilled or waived by the Party or Parties entitled to do so by the Target Completion Date, subject to Clause 3.1(d), at the same time and place on the first date on which the Conditions are satisfied or so waived;

(b)           the Conditions shall be capable of being waived as follows:

(i)            each of AerCap and Waha shall be entitled to waive compliance with the Condition in Clause 3.2(a) insofar as it requires that the warranties given by the other such Party are true and correct as of the date of Completion; and

(ii)           Waha shall be entitled to waive compliance with the Conditions in Clauses 3.2(b) and (c);

(c)           each of the Parties shall use its respective reasonable endeavours, insofar as it is within its capacity to do so, to ensure that the Conditions are satisfied as soon as is reasonably practicable but in any event not later than the Long Stop Date;

(d)           if all of the Conditions have not been satisfied or waived by the Party or Parties entitled to do so pursuant to Clause 3.1(b) on or before 30 June 2009 (the “Long Stop Date”) then this Agreement shall terminate immediately; and

(e)           if this Agreement terminates pursuant to Clause 3.1(d) each Party shall be released from its obligations under this Agreement (other than Clauses 8 and 22) without any further action of the parties and neither party shall have any claim or liability to the other, other than in respect of any breach of this Clause 3.1 and Clauses 8 and 22.

3.2           Conditions Precedent to Completion

The following are the Conditions:

(a)           the warranties of each Party shall be true and correct as of the date of Completion;

(b)           the relevant member of the AerCap Group having executed a counterpart of the relevant Waha A320-200 Acquisition Agreement in respect of:

(i)            each Delivered Waha A320-200 Aircraft; and

(ii)           each Undelivered Waha A320-200 Aircraft;

For the purposes of this Clause 3.2(b):

“Delivered Waha A320-200 Aircraft” means each of the Waha A320-200 Aircraft (if any) which, within the month of June 2009, has been delivered to, and situated at, Goodyear, Arizona for not less than 72 hours;

“Undelivered Waha A320-200 Aircraft” means each of the Waha A320-200 Aircraft (if any) that is not a Delivered Waha A320-200 Aircraft;

“Waha A320-200 Acquisition Agreement” means the four aircraft sale agreements in the agreed form to be entered into between AerCap Holdings N.V. and the relevant member(s) of the Waha Group in respect of the Waha A320-200 Aircraft;

“Waha A320-200 Aircraft” means, collectively:

(i)            the Airbus A320-200 aircraft with manufacturer’s serial number 313 together with two CFM56-5A3 engines bearing manufacturer’s serial numbers 731645 and 731674;

(ii)           the Airbus A320-200 aircraft with manufacturer’s serial number 363 together with two V2500-A1 engines bearing manufacturer’s serial numbers V0254 and V0256;

(iii)          the Airbus A320-200 aircraft with manufacturer’s serial number 438 together with two CFM56-5A3 engines bearing manufacturer’s serial numbers 731796 and 731789; and

(iv)          the Airbus A320-200 aircraft with manufacturer’s serial number 445 together with two CFM56-5A3 engines bearing manufacturer’s serial numbers 731791 and 731793,

in each case including all buyer furnished equipments, galley equipment (excluding loose galley equipment), emergency equipment, manuals,  technical records and aircraft documents relating thereto; and

(c)           the Supplementary Disclosure Letter not disclosing:

(i)            any matter which constitutes a breach of any of the Warranties in paragraph 1.1, 1.2 or 1.4 of schedule 2 to the Deed of Warranty; or

(ii)           any matter which has had, or is reasonably likely to have, a material adverse effect on the Business or the Company. For this purpose, a matter shall be deemed to have a material adverse affect if and only if it would (if not disclosed in the Supplementary Disclosure Letter and if Completion takes place), entitle the Beneficiaries to bring a Relevant Claim in which they would be entitled to recover not less than US$2,000,000.

For the purposes of this Clause 3.2(c), “Beneficiaries” and “Relevant Claim” having the meaning ascribed to them in the Deed of Warranty.

3.3           Pre-Completion Covenants and Undertakings

(a)           AerCap will use its best endeavours to procure that between the date of this Agreement and Completion:

(i)            the Company will, upon reasonable notice, give to Waha and its advisers such access to its books of account and records as Waha may reasonably request; and

(ii)           the Company will carry on business in the ordinary course, provided that the Company may make capital or other expenditures which are not in the ordinary course of business if they are of an emergency nature and are required to avoid imminent material damage to, or shutdown of, the business of the Company or if they are necessary for safety reasons and the Company may take any other actions which are required by law.

(b)           Without prejudice to the generality of Clause 3.3(a), AerCap will procure that, between the date of this Agreement and Completion, save as expressly contemplated by this Agreement, no member of the Group shall, without the prior consent of Waha (such consent not to be unreasonably withheld or delayed):

(i)            create, extend, grant or issue or agree to create, extend, grant or issue any Encumbrance over its assets;

(ii)           convert, redeem or cancel any of its own shares, acquire any of its own shares or convert any of its own shares into redeemable or treasury shares;

(iii)          create or issue or agree to create or issue any share or subordinated loan capital or loan stock or give or agree to give any warrants, rights of pre-emption or options in respect of any share or subordinated loan capital or loan stock;

(iv)          purchase or otherwise acquire or agree to purchase or acquire any share or subordinated loan capital or loan stock of any company;

(v)           borrow or incur a liability in excess of US$5,000,000;

(vi)          propose, pay, declare or make any dividends or any other distribution to the Company’s shareholders;

(vii)         permit or cause to be proposed any alteration to its share capital (including any increase or reduction thereof) or the rights attaching to its shares;

(viii)        cease or propose to cease to carry on its business or be wound up or enter into receivership, or any form of management or administration over its assets;

(ix)           authorise or incur any capital expenditure in excess of US$5,000,000 per item or US$5,000,000 in aggregate or agree to do so;

(x)            sell, lease, assign or otherwise transfer or dispose of any asset or any interest therein or agree to do so, involving a consideration in excess of US$5,000,000 per item or US$5,000,000 in aggregate;

(xi)           amend, terminate or enter into or agree to amend, terminate or enter into:

(A)          any aircraft lease agreement to which it is a party; or

(B)           any contract with a value of US$5,000,000 or over to which it is a party;

(xii)          amend or terminate or agree to amend or terminate the Servicing Agreements or any of them; or

(xiii)         employ or agree to employ or offer to employ any person.

(c)           Nothing in paragraph (a) or (b) of this Clause 3.3 shall operate so as to restrict the completion or performance of any obligation undertaken pursuant to any contract or arrangement entered into by the Company or any member of the AerCap Group prior to the date of this Agreement.

(d)           Without prejudice to Clause 2.4 and Clause 3.1(d) Waha irrevocably and unconditionally undertakes to AerCap and the Company that it will procure that at or prior to Completion, the relevant member of the Waha Group will execute and deliver to AerCap a counterpart of each Waha A320-200 Acquisition Agreement.

3.4           Completion

At Completion all, but not some only, of the following shall take place (to the extent that they have not taken place prior to Completion):

(a)           the passing of the special resolutions of the Company to approve the adoption of the Memorandum and Articles;

(b)           a meeting of the Board at which the decisions and actions of the Company as described in this Clause 3.4 are approved and any other agreements contemplated by this Agreement to which the Company is a party are approved;

(c)           Waha shall:

(i)            apply for the issue to it of 59,128,856 Shares and shall pay to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as Waha shall have been notified by or on behalf of the Company prior to Completion, an aggregate subscription price of US$59,128,856 in respect of the Shares specified in this Clause 3.4(c); and

(ii)           make a capital contribution of US$4,971,144 to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as Waha shall have been notified by or on behalf of the Company prior to Completion;

(d)           the Company shall allot and issue the number of Shares specified in Clause 3.4(c) to Waha, shall enter the name of Waha in the register of members of the Company as registered holder of such shares and shall issue and deliver to Waha a share certificates duly executed by the Company for the shares subscribed by it;

(e)           the Company shall, using the proceeds of the issue of Shares and capital contribution provided for in Clause 3.4(c) in accordance with the written request from AerCap, redeem 51,128,856 redeemable ordinary shares of US$1.00 each held by AerCap received by the Company prior to Completion for an aggregate redemption price of US$56,100,000;

(f)            Waha shall apply for the issue to it of 40,100,000 Shares and shall pay to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as Waha shall have been notified by or on behalf of the Company prior to Completion, an aggregate subscription price of US$40,100,000 in respect of the Shares specified in this Clause 3.4(f);

(g)           the Company shall pay US$66,000,000 to AerCap, by way of telegraphic transfer of immediately available funds to such account or in such other manner as the Company shall have been notified by or on behalf of the AerCap prior to Completion, in full and final settlement (including as to any obligation to pay interest) of certain loans which were made to the Company by AerCap pursuant to the terms of a master loan agreement between the Company and AerCap dated 27 March 2009;

(h)           AerCap shall apply for the issue to it of 40,100,000 Shares and shall pay to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as AerCap shall have been notified by or on behalf of the Company prior to Completion, an aggregate subscription price of US$40,100,000 in respect of the Shares specified in this Clause 3.4(h);

(i)            the Company shall allot and issue the number of Shares specified in (i) Clause 3.4(f) to Waha and (ii) Clause 3.4(h) to AerCap, shall enter the names of AerCap and Waha in the register of members of the Company as registered holder of such shares and shall issue and deliver to each of AerCap and Waha a share certificate duly executed by the Company for the shares subscribed by them at which time Waha and AerCap shall each own 50% of the Shares in issue;

(j)            Salem Rashid Al Noaimi, Simon McLean, David Edwards and Wael Aburida shall be appointed to the Board as Waha Directors;

(k)           Cole Reese, Paul Rofe, Soeren Eric Ferre and Edward O’Byrne shall continue as AerCap Directors. AerCap Administrative Service Limited shall continue as the secretary of the Company;

(l)            each Group Member (other than the Company) shall take all necessary actions (including a meeting of the board of directors of such Group Member) necessary or desirable in connection with Completion;

(m)          the acquisition by the relevant member of the AerCap Group of each of the Delivered Waha A320-200 Aircraft shall be complete in accordance with the terms of the relevant Waha A320-200 Acquisition Agreement;

(n)           Waha shall procure that there is delivered to AerCap a legal opinion in respect of Waha from BarentsKrans N.V. which opinion shall be in form and substance reasonably satisfactory to AerCap and which shall address, inter alia, the due execution by and enforceability against Waha of this Agreement and each other agreement entered or to be entered into by Waha in connection with Completion; and

(o)           AerCap shall procure that there is delivered to Waha a legal opinion from:

(i)            Nauta Dutilh in respect of AerCap and each relevant member of the AerCap Group, which opinion shall be in form and substance reasonably satisfactory to Waha and which shall address, inter alia, the due execution by and enforceability against AerCap of this Agreement, the Deed of Warranty and each other agreement entered or to be entered into by AerCap or any relevant member of the AerCap Group in connection with Completion; and

(ii)           McCann FitzGerald in respect of each of the Remarketing Agent, the Administrative Agent, the Cash Manager and the Company, which opinion shall be in form and substance reasonably satisfactory to Waha and which shall address, inter alia, the due execution by and enforceability against the Company and relevant members of the AerCap Group of this Agreement and each agreement entered or to be entered into by them (or any of them) in connection with Completion.

3.5           Required Equity Subscriptions

(a)           No later than 15 Business Days prior to the date of completion of each Required Equity Subscription, each of AerCap and Waha shall confirm in writing to the Cash Manager that it shall comply with its subscription obligations under this Clause 3.5 in respect of the relevant Required Equity Subscription.

(b)           Completion of the 2010 First Equity Subscription shall take place at AerCap House, Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands on 5 January 2010 (or at such other place or date as AerCap and Waha agree in writing) (the “First 2010 Completion Date”). At the First 2010 Completion Date all but not some only of the following shall take place (to the extent that they have not taken place prior to the First 2010 Completion Date):

(i)            AerCap shall apply for the issue to it of 22,000,000 Shares and shall pay to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as AerCap shall have been notified by or on behalf of the Company prior to Completion, an aggregate subscription price of US$22,000,000 in respect of the Shares specified in this Clause 3.5(b)(i);

(ii)           Waha shall apply for the issue to it of 22,000,000 Shares and shall pay to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as Waha shall have been notified by or on behalf of the Company prior to Completion, an aggregate subscription price of US$22,000,000 in respect of the Shares specified in this Clause 3.5(b)(ii); and

(iii)          the Company shall allot and issue the number of Shares specified in (i) Clause 3.5(b)(i) to AerCap and (ii) Clause 3.5(b)(ii) to Waha,

shall enter the names of AerCap and Waha in the register of members of the Company as registered holder of such shares and shall issue and deliver to AerCap and Waha a share certificates duly executed by the Company for the shares subscribed by them.

(c)           Completion of the 2010 Second Equity Subscription shall take place at AerCap House, Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands on 15 March 2010 (or at such other place or date as AerCap and Waha agree in writing) (the “Second 2010 Completion Date”). At the Second 2010 Completion Date all but not some only of the following shall take place (to the extent that they have not taken place prior to the Second 2010 Completion Date):

(i)            AerCap shall apply for the issue to it of 14,500,000 Shares and shall pay to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as AerCap shall have been notified by or on behalf of the Company prior to Completion, an aggregate subscription price of US$14,500,000 in respect of the Shares specified in this Clause 3.5(c)(i);

(ii)           Waha shall apply for the issue to it of 14,500,000 Shares and shall pay to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as Waha shall have been notified by or on behalf of the Company prior to Completion, an aggregate subscription price of US$14,500,000 in respect of the Shares specified in this Clause 3.5(c)(ii);

(iii)          the Company shall allot and issue the number of Shares specified in (i) Clause 3.5(c)(i) to AerCap and (ii) Clause 3.5(c)(ii) to Waha, shall enter the names of AerCap and Waha in the register of members of the Company as registered holder of such shares and shall issue and deliver to AerCap and Waha a share certificates duly executed by the Company for the shares subscribed by them.

3.6           Default on Required Equity Subscriptions

(a)           If either Waha or AerCap is in default of any of its obligations to complete a Required Equity Subscription (such Party being the “Defaulting Party”), then the Company shall notify each of the other Parties other than the Company (each a “Non Defaulting Party”) in writing as soon as practicable thereafter. Upon receipt of such notification from the Company, a Non Defaulting Party may, in its absolute discretion and within a period of 15 Business Days, elect to:

(i)            complete the subscription for some or all of the Shares, on the same terms, that the Defaulting Party failed to subscribe for in respect of the relevant Required Equity Subscription (such Shares in respect of which the Non Defaulting Party elects to subscribe for pursuant to this Clause 3.6(a)(i) being the “Default Shares”); and/or

(ii)           subscribe (or procure that one of its Related Companies subscribes) for some or all of the Loan Notes with an aggregate nominal value equal to:

(A)          the aggregate subscription price that would have been payable by the Defaulting Party for the Shares the Defaulting Party failed to subscribe for in respect of the relevant Required Equity Subscription; less

(B)           the subscription price payable by the Non Defaulting Party in respect of the Default Shares (if any),

(such Loan Notes being the “Default Loan Notes”).

(b)           If a Non Defaulting Party elects to complete the subscription for the Default Shares in accordance with Clause 3.6(a)(i):

(i)            the Non Defaulting Party shall apply for the issue to it of the Default Shares and shall pay to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as the Non Defaulting Party shall have been notified by or on behalf of the Company prior to completion, an aggregate subscription price equal to the subscription price that would have been payable in respect of the Default Shares if the Defaulting Shareholder had complied with its obligations in respect of portion of the relevant Required Equity Subscription represented by the Default Shares; and

(ii)           the Company shall allot and issue the Default Shares to the Non Defaulting Party, shall enter the names of the Non Defaulting Party, in the register of members of the Company as registered holder of such shares and shall issue and deliver to the Non Defaulting Party a share certificate duly executed by the Company for the shares subscribed by it.

(c)           If a Non Defaulting Party elects to subscribe for Loan Notes in accordance with Clause 3.6(a)(ii):

(i)            the Non Defaulting Party shall apply (or procure that one of its Related Companies applies) for the issue to it of the Default Loan Notes and shall pay to the Company, by way of telegraphic transfer of immediately available funds to such account or in such other manner as the Non Defaulting Party shall have been notified by or on behalf of the Company prior to completion, an aggregate subscription price equal to the subscription price that would have been payable in respect of the Default Loan Notes if the Defaulting Shareholder had complied with its obligations in respect of the portion of the relevant Required Equity Subscription represented by the Default Loan Notes; and

(ii)           the Company shall allot and issue the Default Loan Notes to the Non Defaulting Shareholder (or its relevant Related Company), enter the name of the Non Defaulting Shareholder (or its relevant Related Company), in the register of noteholders of the Company as registered holders of the Default Loan Notes (to which entry the Non Defaulting Shareholder hereby consents) and issue and deliver to the Non Defaulting Party a loan note certificate duly executed by the Company for the Default Loan Notes subscribed by it (or its relevant Related Company).

(d)           Where more than one Non-Defaulting Party elects to subscribe for Default Shares or Default Loan Notes, the aggregate amount of Default Shares and Default Loan Notes which each shall be entitled to subscribe for shall be scaled-back pro rata to their holdings of Shares as at the date of the relevant Required Equity Subscription. The split of subscriptions between Default Shares and Default Loan Notes for each such Non-Defaulting Shareholder shall be determined on the basis of the same percentage reflected in their original election to subscribe.

(e)           Any decisions or actions required to be taken by the Board in order to authorise the allotment and issue of the Default Loan Notes and/or the Default Shares shall be delegated to the Directors appointed by the Non Defaulting Party, which Directors (acting reasonably and in good faith in the best interests of the Company having regard to their fiduciary duties as Directors) shall have full authority on behalf of the Company to take and shall take, all such decisions and actions in order to authorise the allotment and issue of the Default Loan Notes and/or the Default Shares (as the case may be). The quorum requirement for any meeting of the Board shall be satisfied if two Directors appointed by the Non Defaulting Party are present and any Board resolution necessary to implement or authorise the allotment and issue of the Default Loan Notes and/or the Default Shares shall be deemed to have validly passed if approved by such Directors. The provisions of this Clause 3.6(e) apply only to resolutions of the Board necessary to implement or authorise the allotment and issue of the Default Loan Notes and/or Default Shares and not to any other resolutions of the Board and no meeting of the Board which is quorate solely because of this Clause 3.6(e) shall consider any other matters. For the avoidance of doubt, nothing in this Clause 3.6(e) shall prejudice the right of any Director to receive notice of and to attend Board meetings.

(f)            For the avoidance of doubt, the failure by a Defaulting Shareholder to comply with its obligations in respect of the 2010 First Equity Subscription shall in no way limit its obligations in respect of the 2010 Second Equity Subscription.

3.7           Allotment of Shares

(a)           Waha consents to its name being entered in the register of members of the Company in respect of the Shares to be subscribed for by it pursuant to Clauses 3.4(c), 3.4(f), 3.5(b)(ii), 3.5(c)(ii) and, if any, 3.6 and agrees that it will take such Shares with the benefit of the rights and subject to the restrictions set out in the Articles.

(b)           AerCap consents to its name being entered in the register of members of the Company in respect of the Shares to be subscribed for by it pursuant to Clauses 3.4(h), 3.5(b)(i), 3.5(b)(ii) and, if any, 3.6 and agrees that it will take such Shares with the benefit of the rights and subject to the restrictions set out in the Articles.

(c)           The Company, AerCap and Waha (to the extent that Waha is a Shareholder at the time of subscription for any Shares pursuant to this Agreement) consent to the subscriptions provided for in this Agreement and waive or agree to procure the waiver of any rights or restrictions which may exist in the Memorandum and Articles or otherwise which might prevent any such subscriptions.

4.                                      CAPITAL; FURTHER FINANCE; DIVIDEND POLICY

4.1                                Issue of Shares

(a)                                  Save for any Required Equity Subscription, the Directors may not allot any new Shares without the prior written approval of each of the Significant Shareholders in accordance with this Clause 4.1 and Clause 6.2.

(b)                                 Subject to Clause 4.1(a) and Clause 6.2 and except as otherwise determined by the Board with the prior approval in writing of all Significant Shareholders, all new Shares (the “Offer Shares”) shall, before issue, be offered, on the same terms, to the Shareholders in accordance with the provisions of this Clause 4.1. Such offer shall be made by notice in writing:

(i)                                   inviting each Shareholder to irrevocably offer to subscribe for up to its Agreed Proportion of the Offer Shares (such number of Shares being the Shareholder’s “Equity Allocation”);

(ii)                                specifying the subscription price per Share (the “Offer Price”); and

(iii)                             limiting the date (being not less than ten (10) Business Days after the date of the notice) within which the offer if not accepted will be deemed to be declined (the “Expiry Date”).

(c)                                  If, following the Expiry Date in respect of an offer of Shares pursuant to Clause 4.1(b), one or more Shareholders (a “Declining Shareholder”) has not irrevocably offered to subscribe for its full Equity Allocation, the Company shall serve notice in writing (a “Top-Up Offer Notice”) of this fact on each Shareholder (if any) that has irrevocably offered to subscribe for its full Equity Allocation (an “Accepting Shareholder”). A Top-Up Offer Notice shall:

(i)                                   specify:

(A)                              the number of Shares comprised in the Equity Allocation of the Declining Shareholder for which the Declining Shareholder has not irrevocably offered to subscribe (the “Declined Shares”);

(B)                                the amount equal to the number of Declined Shares multiplied by the Offer Price (such amount being the “Declined Equity Finance”); and

(ii)                                invite each Accepting Shareholder to provide (as contemplated by Clause 4.1(d) below) to the Company, in addition to the amount equal to its full Equity Allocation multiplied by the Offer Price (such amount being its “Agreed Equity Finance”), some or all of the Declined Equity Finance to the Company in the manner specified below.

(d)                                 Within 5 Business Days of service of a Top-Up Offer Notice, each Accepting Shareholder shall notify the Company in writing (a “Top-Up Response”) whether or not it wishes to provide any of the Declined Equity Finance and, if it does so wish, the amount of the Declined Equity Finance that it wishes to provide (or procure be provided) to the Company (the “Top-Up Finance”). Each Top-Up Response shall also specify the proportion of the Agreed Equity Finance and (if any) the Top-Up Finance that:

(i)                                   the Accepting Shareholder is to provide by means of a subscription for Shares at the Offer Price; and/or

(ii)                                the Accepting Shareholder, or (in the case of AerCap) any member of the AerCap Group, or (in the case of Waha), any member of the Waha Group, is to provide by means of a subscription for loan notes in the Company, which loan notes shall be issued pursuant to a loan note instrument in the form of the 15% Loan Note Instrument.

If an Accepting Shareholder fails to serve a Top-Up Response within 5 Business Days of service of a Top-Up Offer Notice, it shall be deemed to have irrevocably agreed to provide its Agreed Equity Finance by way of subscription for Shares at the Offer Price.

(e)                                  Where more than one Accepting Shareholder indicates in its Top-Up Response that it wishes to provide Top-Up Finance and the aggregate amount of Top-Up Finance that the Accepting Shareholders wish to provide is in excess of the Declined Equity Finance, then unless the Board agrees otherwise, the amount of Top-Up Finance to be provided by such Accepting Shareholders shall be reduced so that:

(i)                                   the aggregate amount of Top-Up Equity Finance is equal to the Declined Equity Finance; and

(ii)                                the amount of Top-Up Equity Finance to be provided by each such Accepting Shareholder is pro rata to the amount of their respective offers to provide Top-Up Equity Finance.

(f)                                    Any decisions or actions required to be taken by the Board in order to authorise the allotment and issue of Shares to an Accepting Shareholder or loan notes to an Accepting Shareholder (or a Related Company of an Accepting Shareholder) pursuant to this Clause 4.1 shall be delegated to the Directors appointed by the Accepting Shareholder, which Directors (acting reasonably and in good faith in the best interests of the Company having regard to their fiduciary duties as Directors) shall have full authority on behalf of the Company to take and shall take, all such decisions and actions in order to authorise the allotment and issue of such Shares and/or loan notes (as the case may be). The quorum requirement for any meeting of the Board shall be satisfied if two Directors appointed by the Accepting Shareholder are present and any Board resolution necessary to implement or authorise the allotment and issue of such Shares and/or loan notes (as the case may be) shall be deemed to have validly passed if approved by such Directors. The provisions of this Clause 4.1(f) apply only to resolutions of the Board necessary to implement or authorise the allotment and issue of Shares to an Accepting Shareholder and/or loan notes to an Accepting Shareholder (or a Related Company of an Accepting Shareholder) pursuant to this Clause 4.1 and not to any other resolutions of the Board and no meeting of the Board which is quorate solely because of this Clause 4.1(f) shall consider any other matters. For the avoidance of doubt, nothing in this Clause 4.1(f) shall prejudice the right of any Director to receive notice of and to attend Board meetings.

(g)                                 Subject to Clause 4.1(h), if after exhaustion of the preceding provisions of this Clause 4.1, any Offer Shares have not be accepted (or substituted by means of any loan contemplated by Clause 4.1(d)(ii)), such Shares may be issued to such persons and upon such terms and conditions as the Directors deem most beneficial to the Company.

(h)                                 Except as may otherwise be agreed with the prior written consent of each Significant Shareholder, the Company shall not allot any Shares to any person that is not an existing Shareholder or a Related Company of an existing Shareholder (a “Third Party Allottee”):

(i)                                   unless the Shares are allotted to the Third Party Allottee upon the condition that such allottee agrees to execute and executes a Deed of Adherence and agrees to be bound by the terms of and assume the rights and obligations of the Shareholders under this Agreement;

(ii)                                if, following any such allotment, the Third Party Allottee (together with any person connected with it) would beneficially own more than fifty per centum (50%) but less than one hundred per centum (100%) of the issued Shares;

(iii)                             if the Third Party Allottee (or any Related Company or person connected with it) is:

(A)                              directly or indirectly a substantial competitor of any member of the AerCap Group (other than any member of the Waha Group) or the Waha Group (other than any member of the AerCap Group); or

(B)                                is a person who might reasonably be regarded as an aircraft operating lessor in competition with any member of the AerCap Group (other than any member of the Waha Group) or the Waha Group (other than any member of the AerCap Group); and

(iv)                            if the allotment of any Shares to a Third Party Allottee would result in the Company being in breach of any financing arrangements to which it is party or which would otherwise constitute an event triggering the right for a third party to call for the Company to pay a sum of money.

4.2                                Funding support by the parties

(a)                                  Save as set out in Clauses 3 (Completion), 4.3, 4.4 and this Clause 4.2, the Parties intend that the Group should be self-financing and should obtain additional funds from third parties without recourse to the Shareholders. The Parties anticipate that, following completion of the Required Equity Subscriptions, the Group will have sufficient capital to fund its future obligations. However, the Parties acknowledge their intention to support the Company and the Group in accordance with the Approved Budget in place from time to time and will in good faith consider providing such funding as may reasonably be required to ensure that the Company and the Group is adequately funded.

(b)                                 Without prejudice to the generality of Clause 4.2(a), if at any time the Cash Manager delivers a Funding Support Certificate to the Board and at the next succeeding meeting of the Board:

(i)                                   no Director, acting reasonably, alleges that the Funding Support Certificate contains a manifest error; or

(ii)                                a Director, acting reasonably, alleges that the Funding Support Certificate contains a manifest error but the auditors of the Company (who shall be instructed for this purpose by the Company as soon as possible following such board meeting) confirm in writing that the Funding Support Certificate does not contain a manifest error, the Board will consider whether or not to approach the Company’s bankers or other financial institutions or, in appropriate circumstances, to seek such further finance from the Shareholders. Where the Board resolves to seek such further finance from the Shareholders, provided that the Shareholders agree on the amount and method of providing the finance, the Shareholders will be requested, in each Shareholder’s absolute discretion, to contribute amounts to the Company pro rata to the aggregate nominal value of the Shares in issue at such time which are beneficially owned by such Shareholder expressed as a percentage of the issued Shares at such time (whether by subscribing for Shares, stock or debentures or by way of loan or otherwise), at the same time and on the same terms.

4.3                                Failure to obtain funding support from bankers or Shareholders

If, at any time the Board determines that the Business requires further finance (in addition to that contemplated by Clause 4.2) or:

(a)                                  the Cash Manager has delivered a Funding Support Certificate to the Board;

(b)                                 either sub-paragraph (i) or (ii) of Clause 4.2(b) applies in respect of such Funding Support Certificate; and

(c)                                  by the date 30 days after the date of such Funding Support Certificate (or 15 Business Days after delivery of the auditor’s confirmation referred to in Clause 4.2(b)(ii) (whichever is later)) either:

(i)                                   the Board has not agreed to approach the Company’s bankers or other financial institutions or the Shareholders to obtain such further finance;

(ii)                                the Board has agreed to approach the Company’s bankers or other financial institutions to obtain such further finance but none of these approaches have resulted in the provision of the further finance required (as specified by the Cash Manager or the Board, as the case may be); or

(iii)                             the Board has resolved to seek such further finance from the Shareholders but the Shareholders have been unable to agree on the amount, method or terms of providing the finance, any Shareholder may elect by notice in writing to the Company that it or (in the case of AerCap) any member of the AerCap Group, or (in the case of Waha), any member of the Waha Group, shall subscribe for loan notes in an aggregate nominal amount equal to the required amount, such loan notes to the issued pursuant to a loan note instrument in the form of the

15% Loan Note Instrument. Following the making of any such election, the Company will take, and each Shareholder will instruct the Directors appointed by it to take, all action necessary to implement the issue of the relevant loan notes pursuant to a loan note instrument in the form of the 15% Loan Note Instrument. If more than one Shareholder makes an election pursuant to this Clause 4.3, the amount of such loan notes that each such Shareholder shall be entitled to make to the Company shall be an amount equal to it its Agreed Proportion of such loan notes.

4.4                                Guarantees to third parties

Notwithstanding Clause 4.3, where the Remarketing Agent confirms to the Company that in the context of the lease or sale of an Aircraft the lessee or buyer thereof (as the case may be) requires a guarantee of the obligations of the relevant Group Member under the lease or sale agreement (as the case may be), the Shareholders shall, if they so elect, provide such guarantee to such person on a several basis only and in the form recommended by the Remarketing Agent.

4.5                                Dividend Policy

(a)                                  Subject to Clause 4.5(b), unless otherwise agreed by the Significant Shareholders in writing, the profits of the Company available for distribution shall be dealt with as the Board may determine from time to time.

(b)                                 Unless otherwise agreed by the Significant Shareholders in writing, for so long as there is any amount of principal or accrued interest outstanding in respect of any loan notes issued by the Company to a Party pursuant to Clauses 3.6 or 4.3 or any Loan Notes:

(i)                                   no distribution or other return of capital by the Company shall be made; and

(ii)                                the Company shall apply all available cash flow, and otherwise use its best endeavours, to procure repayment of all such loan notes as soon as practicable and in the following order of priority:

(A)                              first, in repaying all Loan Notes (with the first issued Loan Notes being repaid first and any subsequently issued Loan Notes being repaid secondly); and

(B)                                then, in repaying all loan notes issued pursuant to Clause 3.6 and 4.3, the aggregate amount so repaid to be paid to the holders of all such loan notes in proportion to their holdings of such loan notes.

4.6                                Restriction on reduction in AerCap interest in the Company

AerCap undertakes to Waha that, save with Waha’ consent:

(a)                                  it will not transfer any Shares if and to the extent that such transfer would result in a breach of, or give rise to a mandatory pre-payment event under, any of the “facilities” (as defined in paragraph 4.3 of Schedule 2 to the Deed of Warranty) disclosed in the Data Room (as defined in the Deed of Warranty) or any future financing facilities made available to the Company; and

(b)                                 it will subscribe for any new Shares offered to it in accordance with the terms of this Agreement if and to the extent that a failure to do so would result in a breach of, or give rise to a mandatory pre-payment event under, any of such facilities or future financing facilities.

5.                                      DIRECTORS AND MANAGEMENT

5.1                                Supervision by the Board

The Board shall be responsible for the overall direction, supervision and management of the Company. The Board shall not, however, take any decision in relation to any of the Reserved Shareholder Matters without the prior approval of the Shareholders.

5.2                                Entitlement to appoint Directors

For so long as each Shareholder (or, in the case of AerCap, any member of the AerCap Group or, in the case of Waha, any member of the Waha Group) beneficially owns the percentage of the issued Shares set out in column (1) below, it shall be entitled to appoint up to the number of persons set out in column (2) below as Directors and to remove from office any person so appointed and to appoint another person in his place.

(1)	(2)
Percentage of issued Shares	Number of Directors

Equal to or greater than 50%	4

Greater than 25% but less than 50%	2

Equal to or greater than 15% but not greater than 25%	1

less than 15%	None

5.3                                Shareholder’s Obligation to reduce Directors

Each Shareholder agrees with the other Shareholders that if at any time the percentage of the issued Shares which it beneficially owns is reduced (by whatever means) such that the number of Directors which it is entitled to appoint under Clause 5.2 is thereby reduced, it shall forthwith upon such reduction procure the removal of such number of Directors appointed by it as is necessary to reflect this reduction. If any Shareholder fails immediately to procure the removal of such number Directors as required under this Clause 5.3, then the office of such Director(s) shall be automatically vacated and where the number of Directors to be removed by such Shareholder is less than the number appointed by it immediately prior to the reduction contemplated by this Clause 5.3, the other Shareholders shall be entitled to determine which of the Directors appointed by such Shareholder shall resign.

5.4                                Voting powers of Directors

Where not all of the Directors appointed by a Shareholder are present at a meeting of the Board (whether in person or through an alternate), then the Director or Directors appointed by a Shareholder who are present at such meeting (whether in person or through an alternate) shall be deemed to exercise the number of votes as is equal to the number of Directors which such Shareholder is entitled, as of the date of such meeting, to appoint.

5.5                                Right to appoint Chairman

Each Significant Shareholder shall have the right exercisable alternately for a period of one year of nominating one of the Directors to be the Chairman of meetings of the Board and Shareholders and a Chairman so appointed shall hold office as such until the termination of the next annual general meeting following his appointment or (if earlier) the first day after such appointment on which the Shareholder who has nominated such Chairman ceases to be a Significant Shareholder.

5.6                                Rotation of Chairman

Notwithstanding the generality of Clause 5.5, the first Chairman shall be nominated by Waha, and the second Chairman shall be nominated by AerCap.

5.7                                Substitute Chairman

If the Chairman is unable to attend any meeting of the Board, then the Shareholder who nominated him shall be entitled to appoint another Director to act as chairman in his place at such meeting.

5.8                                No casting vote for Chairman

Questions arising at any meeting of the Board shall be decided by a majority of votes. In the case of an equality of votes at any meeting of the Board the Chairman shall not be entitled to a second or casting vote and the Chairman shall not have a second or casting vote at any meeting of the Shareholders of the Company.

5.9                                Procedure for appointment/removal of Director

Any appointment or removal pursuant to this Clause shall be made by notice in writing served on the Company and the Company agrees to procure that such appointment and/or removal shall be effected as soon as possible following receipt of such notice.

5.10                          Appointment of Alternate Director

Notwithstanding any provision of the Articles, each Director and each person appointed to the board of directors of any subsidiary undertaking of the Company shall be entitled to appoint any person to be an alternate director, shall not be entitled to be paid any remuneration by any member of the Group, shall not be required to hold any share qualification, shall not be subject to retirement by rotation and shall not be removed except by the Shareholder which appointed him or pursuant to Clause 5.3.

5.11                          Committees of the Board

Each Director shall have the right to be appointed to any committee or sub-committee of or established by the Board provided that this right may be waived by that Director or any other Director appointed by the same Shareholder on his behalf including by approving the establishment of such committee or sub-committee.

5.12                          Shareholder indemnity regarding removed Director

Each Shareholder agrees with each of the other Shareholders that if it removes a Director appointed by it in accordance with this Clause 5 or if any such Director is removed pursuant to Clause 5.3 it shall be responsible for, and shall indemnify the Company and the other Shareholders against, any claims by such Director arising out of the Director’s removal or loss of office. Each Shareholder acknowledges that the Company shall not be obliged to procure any insurance in respect of its Directors and officers.

5.13                          Quorum

Subject to Clause 3.6(e) and any other provisions of this Agreement which expressly provide for a different quorum, the quorum for any meeting of the Board (including any adjourned meeting) shall comprise one Director appointed by each Significant Shareholder or their duly appointed alternates present in person. If a quorum is not present the meeting shall be adjourned to the same time and place five Business Days later (or if that day is not a Business Day, the next succeeding Business Day).

5.14                          Notice of meetings of Board

A meeting of the Board shall, unless otherwise agreed by all of the Directors, be called by notice in writing to all Directors of no less than five (5) Business Days (inclusive of the date of service or deemed service and the date of the meeting) or such lesser period as may be agreed to enable the Company to give any instructions, directions, consent or response to each Servicer in accordance with the terms of the Servicing Agreements and shall always take place on a Business Day unless the Significant Shareholders agree otherwise. Any such notice shall specify the place, the day and the hour of the meeting, and the nature of the business to be discussed thereat.

5.15                          Location for Board Meetings

Meetings of the Board shall be held in the Netherlands at such location as may be nominated by the Secretary provided that any such location shall meet the requirements of Clause 2.2(b).

5.16                          Frequency of Board Meetings

The Board shall meet not less frequently that four (4) times per annum and, in any case, no more than four (4) months shall elapse between a meeting of the Board and the next subsequent meeting of the Board.

5.17                          Application of Board provisions to other Group Members

Save for Clause 5.15, this Clause 5 shall apply to every other Group Member mutatis mutandis provided that for such purposes the term “Shareholders” shall continue to have the meaning given to it in this Agreement.

6.                                      RESERVED MATTERS

6.1                                Use of powers

The Shareholders shall use their respective powers to ensure, so far as they are legally able, that no action or decision relating to any of the matters specified in Clause 6.2 (Reserved Shareholder Matters) is taken (whether by the Board, the

Company or managers within the Company) unless each Significant Shareholder (provided such Significant Shareholder is not, at the relevant time, a Defaulting Party) has given its prior approval in writing to proceed.

6.2                                Reserved Shareholder Matters

The Reserved Shareholder Matters are:

(a)                                  issue of Shares

any issuance of Shares or securities or other instruments convertible into shares (including but not limited to Loan Notes) other than those issued at or in connection with Completion or otherwise contemplated by this Agreement;

(b)                                 material litigation

decisions relating to the conduct (including the settlement) of material legal proceedings to which any Group Member is a party;

(c)                                  change in nature of Business

materially changing the scope or nature of the Business (as defined in Clause 2.1(a)) of the Company or the scope or nature of the business of any other Group Member;

(d)                                 asset purchase agreements

any Group Member entering into any material aircraft or asset purchase agreements;

(e)                                  winding-up

any proposal to wind up any Group Member or other voluntary proceeding seeking liquidation, administration (whether out of court of otherwise), reorganisation, examination, readjustment or other relief under any bankruptcy, insolvency or similar law or the consent by any Group Member to a decree or order for relief or any filing of a petition, application or document under such law or to the appointment of a trustee, receiver, administrator (whether out of court or otherwise), examiner or liquidator or any other voluntary action by any Group Member in furtherance of its bankruptcy, reorganisation, administration (whether out of court or otherwise), examination, liquidation, dissolution or termination of its corporate status;

(f)                                    acquisitions and disposals

any major asset or business acquisitions or disposals by any Group Member;

(g)                                 partnerships and joint ventures

any Group Member entering into (or terminating) any material partnership, joint venture, profit-sharing agreement, technology licence or collaboration;

(h)                                 material dealings

any material dealings between any Group Member and a Significant Shareholder (or any Related Company of a Significant Shareholder) or a Director;

(i)                                     financing arrangements

any Group Member entering into any financing arrangements of a material nature with any third party;

(j)                                     dividends

any change to the dividend policy of any Group Member;

(k)                                  capital expenditure

any Group Member incurring any expenditure in connection with the acquisition of aircraft (other than (i) pursuant to the Airbus Purchase Agreement or (ii) pursuant to any option agreement (and any documents related thereto) which any Group Member may enter into in connection with any aircraft financed or to be financed under the UBS Facility) in excess of that contemplated in the then current Approved Budget;

(l)                                     borrowings

any Group Member borrowing any money from persons other than the Shareholders under arrangements expressly contemplated by this Agreement;

(m)                               charges

creating any mortgage, charge, encumbrance or other security interest of any nature in respect of all or any material part of any Group Member’s undertaking, property or assets; and

(n)                                 Approved Budget

approval of any Approved Budget and any modification thereto.

6.3                                Servicing Agreements Reserved Matters

Each instruction or direction given by the Company or action taken by the Company pursuant to the Servicing Agreements shall require the approval of the Board subject as provided below and subject further to Clause 6.4,:

(a)                                  Each AerCap Director shall abstain from voting on a resolution:

(i)                                   to approve:

(A)                              an instruction of the Board to the Servicer to withdraw from acting as Servicer pursuant to clause 3.2(c) of the Servicing and Remarketing Agreement;

(B)                                the giving of the express prior written approval of the Company for the purposes set out in clause 7.4(a)(vi) of the Servicing and Remarketing Agreement;

(C)                                the giving of consent by the Company pursuant to clause 12 of the Servicing and Remarketing Agreement;

(D)                               a consent of the Company given pursuant to clause 8.1 of the Administrative Agency Agreement;

(E)                                 a consent of the Company given pursuant to clause 11.1(a) of the Cash Management Agreement;

(ii)                                a Special Board Resolution pursuant to clause 2.3(k) of the Administrative Agency Agreement;

(iii)                             a decision of the Board for the purposes of clause 3.3(b) of the Administrative Agency Agreement;

(iv)                            a decision of the Board for the purposes of clause 9.2(b) of the Cash Management Agreement;

(b)                                 any resolution passed pursuant to clause 10.2(b) or 10.2(c) of the Servicing and Remarketing Agreement shall require the approval of at least one Director appointed by each Significant Shareholder (excluding AerCap) and each AerCap Director shall abstain from voting on that resolution;

(c)                                  a resolution to terminate the Administrative Agency Agreement pursuant to clause 7.2(b) or (c) of the Administrative Agency Agreement shall require the approval of at least one Director appointed by each Significant Shareholder (excluding AerCap) and each AerCap Director shall abstain from voting on that resolution; and

(d)                                 a decision by the Company to exercise its rights in respect of a default by a Service Provider under any of the Services Agreements shall require the prior written consent of each Significant Shareholder (other than AerCap).

6.4                                Servicing Agreements Reserved Matters — Waha Delegation

If and to the extent that any matter which is the subject of an approval, decision, resolution or consent pursuant to any of sub-paragraphs (a) to (d) of Clause 6.3 arises out of or relates to any default by any member of the Waha Group under the Services Delegation and Co-operation Agreement:

(a)                                  Clause 6.3 shall not apply so as:

(i)                                   to require any AerCap Director to abstain from voting on any such resolution; or

(ii)                                restrict in any manner whatsoever AerCap or any AerCap Director from giving or participating in the giving of any such approval, decision or consent; and

(b)                                 each Waha Director shall abstain from voting on any such resolution and Waha and each Waha Director shall be restricted from participating in the giving of any such approval, decision or consent as if Clause 6.3 applied to such resolution, approval decision or consent with references therein to “AerCap” replaced by references to “Waha”.

6.5                                Method of approval by Shareholders

The approval of a Significant Shareholder (provided such Significant Shareholder is not, at the relevant time, a Defaulting Party) to any of the Reserved Shareholder Matters may be given:

(a)                                  in writing;

(b)                                 by its authorised representative for this purpose;

(c)                                  by its representative at a general meeting of the Company; or

(d)                                 by a director appointed by that Significant Shareholder at a meeting of the Board.

6.6                                Meetings of Shareholders

General meetings of Shareholders shall take place in accordance with the applicable provisions of the Articles. Any matters requiring a general meeting of or approval by the Shareholders but not covered by the Reserved Shareholder Matters, shall be dealt with in accordance with the Memorandum and Articles.

7.                                      INFORMATION AND REPORTING

7.1                                Inspection and information

(a)                                  Each Shareholder may examine the separate books, records and accounts to be kept by the Company and each Group Member. Each Shareholder shall be entitled to receive all information, including monthly management accounts of the Group and operating statistics and other trading and financial information relating to the Group as it may reasonably request, in such form as a Shareholder reasonably requests to keep it properly informed about the business and affairs of the Company and generally to protect its interests as a Shareholder.

(b)                                 Each Director appointed by a Significant Shareholder shall be entitled to exercise all rights of the Company under the Servicing Agreements to make enquiries of and receive information from the Servicers.

(c)                                  Each Shareholder and Director shall be entitled to have at all reasonable times the facility of remote electronic access to the contract management and other appropriate systems of the AerCap Group relating to the Aircraft and the Business but only to the extent that those systems give access to information relating solely to the Aircraft and the Business.

7.2                                Accounts and Budgets

Without prejudice to the generality of Clause 7.1, the Company shall supply each Shareholder with copies of:

(a)                                  annual audited accounts for the Company complying with all relevant legal requirements and the Group annual audited consolidated accounts (which, for the avoidance of doubt, shall include, notwithstanding that such companies are not members of the Group, Aircraft Lease Securitisation II Limited (a company incorporated in Bermuda with registered number 41915) and results of beneficially owned aircraft via AerFunding I Limited (a company incorporated in Ireland with registered number 905464));

(b)                                 the Approved Budget;

(c)                                  a quarterly up-date on the financial position of the Business and any other information relevant to the Business or the Group, including any material contract of the Group;

(d)                                 quarterly management accounts of the Group (which, for the avoidance of doubt, shall include quarterly management accounts for June 2009); these shall include a consolidated profit and loss account, balance sheet and cash flow statement with accompanying notes together with a statement of progress against the relevant Approved Budget; and

(e)                                  monthly management accounts of the Group (which, for the avoidance of doubt, shall include monthly management accounts for June 2009); these shall include a consolidated profit and loss account and balance sheet.

7.3                                May Management Accounts

Each of the Parties undertakes to each of the other parties to use their best endeavours to ensure that the Management Accounts (as defined in the Deed of Warranty) are audited to the standard required for the reporting purposes of the Waha Group by no later than 8 July 2009.

8.                                      CONFIDENTIALITY

8.1                                Confidentiality obligation

Each Shareholder shall use all reasonable endeavours to keep confidential (and to ensure that its officers, employees, agents and professional and other advisers keep confidential) any information:

(a)                                 which it may have or acquire before or after the date of this Agreement in relation to the Group’s customers, Business, assets or affairs; this includes, without limitation, any information provided pursuant to Clause 7 (Information and Reporting);

(b)                                which it may have or acquire before or after the date of this Agreement in relation to the customers, Business, assets or affairs of Waha (if the Party is AerCap) or of AerCap (if the Party is Waha) resulting from:

(i)                                     negotiating this Agreement;

(ii)                                  being a Shareholder;

(iii)                               having appointees on the Board; or

(iv)                              exercising its rights or performing its obligations under this Agreement; or

(c)                                 which relates to the contents of this Agreement (or any agreement or arrangement entered into pursuant to this Agreement).

No Shareholder shall use for its own business purposes or disclose to any third party any such information (collectively, “Confidential Information”) without the consent of each other Shareholder. In performing its obligations under this Clause 8, each Shareholder shall apply the confidentiality standards and procedures it applies generally in relation to its own confidential information.

8.2                                Exceptions from confidentiality obligation

The obligation of confidentiality under Clause 8.1 does not apply to:

(a)                                 information which is independently developed by the relevant party or acquired from a third party to the extent that it is acquired with the right to disclose the same;

(b)                                the disclosure of information to the extent required to be disclosed by law, any stock exchange regulation (including any SEC form documents), in connection with any financial statement of any Shareholder (or member of any group of companies of which a Shareholder is a member) or the disclosures or explanatory notes to any such financial statement, or any binding judgment, order or requirement of any court or other competent authority;

(c)                                 the disclosure of information to any tax authority to the extent reasonably required for the purposes of the tax affairs of the party concerned;

(d)                                the disclosure (subject to Clause 8.3) in confidence to a bona fide potential purchaser of its Shareholder Interest or to a Shareholder’s financiers or to its professional advisers, auditors, directors, officers or agents of information reasonably required to be disclosed for a purpose reasonably incidental to this Agreement;

(e)                                 information which becomes within the public domain (otherwise than as a result of a breach by the disclosing Shareholder of this Clause 8); or

(f)                                   any announcement made in accordance with the terms of Clause 22 (Announcements).

8.3                                Employees, agents and advisers

Each Shareholder shall inform any officer, employee or agent or any financiers or professional or other adviser advising it in relation to the matters referred to in this Agreement, or to whom it provides Confidential Information, that such information is confidential and shall instruct them:

(a)                                 to keep it confidential; and

(b)                                not to disclose it to any third party (other than those persons to whom it has already been disclosed in accordance with the terms of this Agreement).

The disclosing Shareholder is responsible for any breach of this Clause 8 by the person to whom it is disclosed.

8.4                                Return of Confidential Information

If this Agreement terminates or a person ceases to be a Shareholder (such person being the “Departing Shareholder”), any Shareholder may by notice require:

(a)                                 each other Shareholder (in the case of a termination of this Agreement); or

(b)                                the Departing Shareholder

to return the Confidential Information of the Shareholder which gives such notice. If so, each such other Shareholder or the Departing Shareholders (as the case may be) shall:

(i)                                    return all documents containing Confidential Information which have been provided by or on behalf of the Shareholder demanding the return of Confidential Information; and

(ii)                                 save to the extent that:

(A)                              there is a legal obligation or requirement to retain them; or

(B)                                such destruction would prejudice the ability of such Shareholder to enforce its rights hereunder,

destroy any copies of such documents and any document or other record reproducing, containing or made from or with reference to the Confidential Information (save, in each case, for any submission to or filings with governmental, tax or regulatory authorities).  Subject to the foregoing, each relevant Shareholder shall return or destroy the Confidential Information as soon as practicable after receiving notice.

8.5                                Survival after termination

The provisions of this Clause 8 continue to apply if this Agreement ceases or is terminated.

9.                                      REGULATORY MATTERS

9.1                                Co-operation

The Shareholders shall co-operate with each other to ensure that all information necessary or desirable for making (or responding to any requests for further information following) any notification or filing made in respect of this Agreement, or the transactions contemplated by it, is supplied to the party dealing with such notification and filing and that they are properly, accurately and promptly made.

9.2                                Regulatory Action

If any material Regulatory Action is taken or threatened, the Shareholders shall promptly meet to discuss:

(a)                                 the situation and the action to be taken as a result; and

(b)                                whether any modification to the terms of this Agreement (or any agreement entered into pursuant to this Agreement) should be made in order that any requirement (whether as a condition of giving any approval, clearance or consent or otherwise) of any other regulatory authority may be reconciled with, and within the intended scope of, the business arrangement contemplated by this Agreement. The Shareholders shall co-operate to give effect to any agreed modifications.

10.                                RELATIONSHIP OF THE COMPANY WITH SHAREHOLDERS

10.1                          Claims by Company

(a)                                 If any Group Member has or may have any claim against a Shareholder (the “Respondent”) or a Related Company of such Respondent, the quorum requirement for any meeting of the Board at which such claim against the Respondent or the Respondent’s Related Company is considered shall be satisfied if two Directors appointed by the other Shareholder are present and any Board resolution regarding such claim shall be deemed to have validly passed if approved by such other Shareholder’s appointed Directors. The provisions of this Clause 10.1(a) apply only to resolutions of the Board necessary to consider and authorise action in respect of such claim and not to any other resolutions of the Board and no meeting of the Board which is quorate solely because of this Clause 10.1(a) shall consider any other matters. For the avoidance of doubt, nothing in this Clause 10.1(a) shall prejudice the right of any Director to receive notice of and to attend Board meetings or any right of the defendant Shareholder itself to dispute the claim.

(b)                                If the Company is entitled to terminate a Servicing Agreement in accordance with its terms, the AerCap Directors (if any) shall not withhold their consent to the Company resolving to proceed with such termination. A decision to terminate a Servicing Agreement shall not be a Reserved Shareholder Matter for the purposes of Clause 6.2(h) (Reserved Shareholder Matters — material dealings).

10.2                          Promotion of the Company’s interest

The Shareholders confirm their intention to promote the best interests of the Company and to consult fully on all matters materially affecting the development of the business of the Company. Each Shareholder shall act in good faith towards the other in order to promote the success of the Company.

11.                                TAX MATTERS

Each Shareholder agrees to co-operate to such extent as may be reasonably requested in connection with the making of any returns, claims or elections for taxation purposes:

(a)                                 by each other Shareholder in relation to their taxation affairs for any period ending before the date of this Agreement; or

(b)                                by any Group Member in relation to the taxation affairs of the Group Member.

12.                                TRANSFER OF SHARES

12.1                          General

(a)                                 The provisions of this Clause 12 apply in relation to any transfer, or proposed transfer, of Shares or any interest in Shares.

(b)                                For the purposes of this Agreement the following shall be deemed (but without limitation) to be a transfer of Shares:

(i)                                    any direction (by way of renunciation or otherwise) by a holder entitled to an allotment or transfer of Shares that Shares be allotted or issued or transferred to some person other than himself; and

(ii)                                 any sale or any other disposition (including by way of charge or other security interest,) of any legal or equitable interest in Shares (including any voting right attached to it), (i) whether or not by the relevant holder, (ii) whether or not for consideration, and (iii) whether or not effected by an instrument in writing but excluding:

(A)                              any charge or security interest created in favour of any person to which Shares could be transferred in compliance with paragraphs (b) to (f) of Clause 12.3; and

(B)                                for the avoidance of doubt, the creation of the AerCap Share Charge.

12.2                          General Restriction on transfer of Shares

Except with the prior written consent of each Significant Shareholder, no Shareholder shall:

(a)                                 transfer any Shares, except in accordance with this Clause 12;

(b)                                grant, declare, create or dispose of any right or interest in any Shares save in accordance with this Clause 12; or

(c)                                 create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any Shares (excluding, for the avoidance of doubt, the creation of the AerCap Share Charge).

12.3                          Restrictions on Transfer of Shares

Except (i) as provided in Clause 12.4, (ii) as may otherwise be agreed with the prior written consent of each Significant Shareholder or (iii) as may occur pursuant to the AerCap Share Charge, no Shareholder (the “Seller”) may transfer an amount of Shares (the “Sale Shares”) to any person that is not an existing Shareholder (a “Third Party Purchaser”):

(a)                                 unless the Sale Shares are transferred to the Third Party Purchaser upon the condition that such transferee agrees to execute and executes a Deed of Adherence and agrees to be bound by the terms of and assume the rights and obligations of such Seller under this Agreement;

(b)                                unless the Significant Shareholders (other than the Seller) are satisfied that the Third Party Purchaser has a net worth of not less than US$100,000,000;

(c)                                 if, following any such transfer (or any other simultaneous transfer of Shares made to it), the Third Party Purchaser (together with any person connected with it or Related Company of it) would beneficially own more than fifty per centum (50%) but less than one hundred per centum (100%) of the issued Shares at such time; or

(d)                                if, where the Seller is not a member of the AerCap Group, the Third Party Purchaser (or nominee of it or any person connected with it) is:

(i)                                    directly or indirectly a substantial competitor of any member of the AerCap Group; or

(ii)                                 is a person who might reasonably be regarded as an aircraft operating lessor in competition with any member of the AerCap Group; and

(e)                                 if, where the Seller is not a member of the Waha Group, the Third Party Purchaser (or nominee of it or any person connected with it) is:

(i)                                    directly or indirectly a substantial competitor of any member of the Waha Group; or

(ii)                                 is a person who might reasonably be regarded as an aircraft operating lessor in competition with any member of the Waha Group; and

(f)                                   if the transfer to the Third Party Purchaser would result in the Company being in breach of any financing arrangements to which it is party or which would otherwise constitute an event triggering the right for a third party to call for the Company to pay a sum of money; or

(g)                                if such transfer obliges the Seller to procure the making of a Tag-Along Offer, unless such Tag-Along Offer has been made and (if accepted) completed.

For the avoidance of doubt, nothing in this Agreement or the Articles shall prevent a transfer of Shares pursuant to the AerCap Share Charge.

12.4                          Permitted Transfers

Notwithstanding the provisions of this Clause 12:

(a)                                 any Shareholder which is a company may at any time transfer all or any of its Shares to a Related Company provided that:

(i)                                    save where the transferee is an AerCap Shareholder or a Waha Shareholder, prior to such transfer, the transferring Shareholder shall procure that such Related Company (or such other Related Company of the transferring Shareholder that is acceptable to the Significant Shareholders (other than any Significant Shareholder in respect of which the transferee is a Related Company)) provide a parent company guarantee to the Company and the non transferring Shareholders in respect of its obligations under this Agreement, which guarantee shall be in a form acceptable to the Significant Shareholders (other than any Significant Shareholder in respect of which the transferee is a Related Company);

(ii)                                 if at any time following such transfer, such transferee ceases to be a Related Company of such company then it shall, within twenty one (21) days of so ceasing, transfer any Shares held by it to such company or any Related Company of such company and failing such transfer within such period, the relevant holder(s) shall be deemed to have given a Transfer Notice pursuant to this Clause 12; and

(iii)                              no transfer shall be permitted pursuant to this Clause 12.4 if, in the reasonable opinion of the tax advisers to the Company, the acquisition of Shares by the proposed transferee would materially adversely affect the taxation status or future liability to taxation of the Group; and

(b)                                any Shares may be transferred pursuant to the acceptance of a Tag-Along Offer.

12.5                          Transfer Notice

(a)                                 Before the Seller makes any transfer of the Sale Shares, the Seller shall first give the Company and each other Shareholder (each a “Continuing Party” and together the “Continuing Parties”) a notice (a “Transfer Notice”) which notice:

(i)                                    shall identify the proposed transferee and where such transferee is a Third Party Purchaser it shall provide details of such Third Party Purchaser; and

(ii)                                 shall specify the number of Shares which comprise the Sale Shares; and

(iii)                              shall contain an offer to sell the Sale Shares to each Continuing Party on the same terms (including as to price) as may have been agreed between the Seller and the proposed transferee (the “Transfer Price”).

(b)                                Involuntary Transfer — Deemed delivery of Transfer Notice

Where any Transfer Notice is deemed to have been given in accordance with this Agreement, the holder of the Shares to which the deemed Transfer Notice relates shall be deemed to be a Seller and:

(i)                                    the Transfer Notice shall be deemed to:

(A)                              be in respect of all (but not part only) of the Shares held by such Seller which Shares shall, for the purposes of the application of Clause 12.6 to the transfer procedure initiated by the deemed service of such Transfer Notice, be treated as the “Sale Shares”; and

(B)                                specify the number of Shares which comprise the Sale Shares;

(ii)                                 the Transfer Price shall be such price as shall be agreed between the Significant Shareholders or, in the event that the Significant Shareholders fail to agree the price within five (5) Business Days of the date on which such Transfer Notice is deemed to have been given, the Adjusted Fair Value of the Shares which are to be transferred; and

(iii)                              if, in aggregate, the Continuing Parties fail to accept the offer made pursuant to Clause 12.6(a) for all the Sale Shares within the period referred to in Clause 12.6(a), the Transfer Notice shall be deemed to have been withdrawn in respect of any Sale Shares which have not been accepted by the Continuing Parties (but, for the avoidance of doubt, the Transfer Notice shall not be deemed to be withdrawn in respect of any Sale Shares which have been accepted by the Continuing Parties in accordance with Clause 12.6(a)).

(c)                                 A Transfer Notice may not be withdrawn without the prior written consent of each Continuing Party or unless the circumstances described in Clause 12.5(b)(iii) apply.

(d)                                A Transfer Notice shall constitute the Company as the agent of the Seller for the sale of the Sale Shares at the Transfer Price.

12.6                          Transfer Procedure

(a)                                 The Company shall as soon as practicable following receipt of a Transfer Notice or, where later, upon the determination of the Transfer Price give notice in writing to each Continuing Party informing it of:

(i)                                    the amount of Sale Shares that is available to purchase;

(ii)                                 the number of Shares which comprise the Sale Shares; and

(iii)                              the Transfer Price.

Such notice shall invite each Continuing Party to state, in writing within fifteen (15) days from the date of such notice (which date shall be specified therein), whether it is willing to purchase any and, if so, how many of the Sale Shares.

(b)                                The Sale Shares shall be offered to each Continuing Party (as provided in Clause 12.6(a)) on terms that, in the event of competition, the Sale Shares shall be sold to the Continuing Parties accepting the offer in proportion (as nearly as may be) to their existing holdings of Shares (the “Proportionate Entitlement”). It shall be open to each such Continuing Party to specify if it is willing to purchase Sale Shares in excess of its Proportionate Entitlement (“Excess Shares”) and, if the Continuing Party does so specify, he shall state the number of Excess Shares.

(c)                                 After the expiry of the offers to be made pursuant to Clause 12.6(a) (or sooner if all the Sale Shares offered shall have been accepted in the manner provided in Clause 12.6(a)), the Board shall allocate the Sale Shares in the following manner:

(i)                                     if the total amount of the Sale Shares applied for is equal to or less than the available amount of Sale Shares, the Board shall allocate the number applied for in accordance with the applications; or

(ii)                                  if the total number of Shares applied for is more than the available number of Sale Shares, each Continuing Party shall be allocated its Proportionate Entitlement (or such lesser number of Sale Shares for which it may have applied); applications for Excess Shares shall be allocated in accordance with such applications or, in the event of competition, (as nearly as may be) to each Continuing Party applying for Excess Shares in the proportion which the amount of Shares held by such Continuing Party bears to the total amount of Shares held by all such Continuing Parties applying for Excess Shares provided that such Continuing Party shall not be allocated more Excess Shares than it shall have stated itself willing to take, and in either case the Company shall forthwith give notice of each such allocation (an “Allocation Notice”) to the Seller and each of the persons to whom Sale Shares has been allocated (a “Shareholder Applicant”) and shall specify in the Allocation Notice the place and time (being not earlier than five days and not later than 14 days after the date of the Allocation Notice) at which the sale of the Sale Shares shall be completed.

(d)                                If, after the expiry of the offers to be made pursuant to Clause 12.6(a), the total amount of the Sale Shares applied for is less than the available amount of Sale Shares, the transfer procedure in this Clause 12.6 shall be deemed to be complete and the Seller shall be entitled to transfer any remaining Sale Shares pursuant to Clause 12.7 provided that the transfer and completion of the sale of the Sale Shares shall not be sanctioned or effected by the Board if such transfer obliges the Seller to procure the making of a Tag-Along Offer and no such offer has been made and (if accepted) completed;

(e)                                 Subject to Clauses 12.6(f) and (g) below, upon such allocations being made as aforesaid, the Seller shall be bound, on payment of the Transfer Price, to transfer the Sale Shares comprised in the Allocation Notice to the Shareholder Applicants named therein at the time and place therein specified. If the Seller makes default in so doing:

(i)                                    the chairman for the time being of the Company (unless such person is a Director appointed by the Seller) or, failing him, one of the Directors (but, for the avoidance of doubt, not a Director appointed by the Seller), or, failing him, some other person duly nominated by a resolution of the Board for that purpose, shall forthwith be deemed to be the duly appointed attorney of the Seller with full power to execute, complete and deliver in the name and on behalf of the Seller all documents necessary to give effect to the transfer of the relevant Sale Shares to the Shareholder Applicants;

(ii)                                 the Board and/or any Director may receive and give a good discharge for the purchase money on behalf of the Seller and (subject to the transfer being duly stamped) enter the name of each Shareholder Applicant in the register of members of the Company as the holder by transfer of the Shares comprised in the Sale Shares so purchased by it; and

(iii)                              the Board shall forthwith pay the purchase money into a separate bank account in the Company’s name and shall hold such money on trust (but without interest) for the Seller until he shall deliver up his certificate or certificates for the relevant Shares comprising the Sale Shares (or an indemnity, in a form reasonably satisfactory to the Board, in respect of any lost certificate) to the Company when he shall thereupon be paid the purchase money (but without interest).

The appointment referred to in Clause 12.6(e)(i) shall be irrevocable and is given to secure the performance of the obligations of the relevant Shareholder under this Agreement and the Memorandum and Articles.

(f)                                   Any proposed transfer of Sale Shares pursuant to this Clause 12.6 shall be conditional upon the person so acquiring Sale Shares (or part thereof) (the “Relevant Shareholder”) obtaining all necessary consents, permissions or approvals of any regulatory or supervisory authorities or other persons in any relevant jurisdiction which are or may be required to enable the Relevant Shareholder lawfully to acquire such Sale Shares (each, a “Regulatory Consent”) as soon as possible. In the event that any Regulatory Consent is not obtained by a Relevant Member within 120 days of the date of the Allocation Notice (or such longer period as the Board may agree to), the proposed transfer of Sale Shares to that Relevant Shareholder shall not be effective, and the Seller shall give, or shall be deemed to have given, a new Transfer Notice to the Company indicating that it desires to transfer such Sale Shares and the provisions of this Clause 12 shall apply accordingly (provided that such Sale Shares shall not be offered to the Relevant Member).

(g)           If a Seller has given or has been deemed to have given a Transfer Notice then until such time as the offer(s) made pursuant to Clause 12.6(a) have expired in accordance with Clause 12.6(a) or the Transfer Notice is validly withdrawn:

(i)            the quorum necessary for the transaction of any business of the Directors that relates to the administration of the transfer of any Shares of the Seller shall be any two individuals personally present; and

(ii)           any Directors nominated by that Seller shall not be entitled to exercise any voting rights in relation to the administration of the transfer of any of its Shares by the Board.

12.7         Seller’s right to sell Sale Shares to Third Party Purchaser

If, following the completion of the procedure set out in Clause 12.6, all of the Sale Shares of a Seller has not been purchased, then such Seller may transfer the remaining Sale Shares on a bona fide arm’s length sale to the Third Party Purchaser specified in the Transfer Notice (or if the Transfer Notice is deemed to have been given, a Third Party Purchaser) at a price not less than the purchase price specified in the Transfer Notice provided that:

(a)           the Shares which comprise such remaining Sale Shares are transferred simultaneously and

(b)           the provisions of Clause 12.3 are satisfied in respect of such Third Party Purchaser.

12.8         Valuation of Shares

If the terms of this Agreement require that the Fair Value of any Shares be determined then the Cash Manager shall, as soon as practicable following the time it becomes apparent that such a valuation is required, apply to the Valuer to obtain a determination from it of the Fair Value of such Shares.

12.9         Tag-Along

If any Shareholder (the “Relevant Transferor”) receives an offer from any person (or persons connected with each other, or persons acting in concert with each other) (the “Buyer”) for the purchase of all or any Shares held by it and wishes to accept such offer, then the Relevant Transferor shall procure, before the transfer is made and lodged for registration, that the Buyer has made an offer (the “Tag-Along Offer”) to each holder (other than any holder who is connected with or acting in concert with the Buyer) to purchase the same proportion of the

Shares held by such holder as the proportion being sold by the Relevant Transferor on the same terms and conditions (including as to price) as shall have been agreed between the Relevant Transferor(s) and the Buyer. This Clause 12.9 shall not apply in respect of any transfer made:

(a)           pursuant to Clause 12.4; or

(b)           to a person which is an existing Shareholder at the date of transfer, provided such transfer is made in accordance with the terms of this Agreement.

12.10       AerCap transfer prior to the first anniversary

Without prejudice to Clause 4.6, if, prior to the first anniversary of Completion, AerCap transfers any Shares:

(a)           to any party other than a member of the AerCap Group; and

(b)           at a price of less than US$1.00 per Share,

AerCap shall pay to Waha on demand an amount in US$ equal to “X”, where X is determined as follows:

X             =              (US$1.00 - SP) x NS

and where:

“SP” means the price payable per Share (in US$); and

“NS” means the number of Shares transferred by AerCap.

13.           TERMINATION EVENTS

(a)           If a Termination Event occurs in relation to a Shareholder (the “Affected Shareholder”), the Affected Shareholder shall be obliged to notify the other Shareholders (the “Non-Affected Shareholders”) promptly in writing of such Termination Event. After a Termination Event, any Non-Affected Shareholder may within the period of 20 days from the later of the date of the Termination Event and the date of receipt of the notice from the Affected Shareholder serve a notice on the Affected Shareholder (such notice to be copied to the other Non-Affected Shareholders, if any) requiring that the Affected Shareholder and each of its Related Companies (together, the “Affected Shareholder Group”) shall offer to transfer all of its Shares in accordance with Clause 12 (Transfer of Shares).  Upon service of such a notice by any Non-Affected Shareholder, the Affected Shareholder Group shall immediately be deemed to have given Transfer Notices in accordance with Clause 12.5 (Transfer Notice) and the provisions of Clause 12 (Transfer of Shares) shall apply.

(b)           If a Transfer Notice is deemed to have been given by a member of the Affected Shareholder Group pursuant to this Clause 13, then such Transfer Notice shall be deemed to have been given:

(i)            in the case of an event falling within paragraphs (a), (b) or (c) of the definition of “Termination Event”, immediately prior to the occurrence of such event; and

(ii)           in the case of a Material Default which is a Termination Event, the date on which the related Default Termination Notice expires.

14.           DEFAULT

14.1         If a Shareholder (the “Defaulting Shareholder”) commits any breach of this Agreement or any agreement between the Defaulting Shareholder and the Company, any other Significant Shareholder may serve notice upon the Defaulting Shareholder. The notice shall specify the breach and require the Defaulting Shareholder immediately to stop the breach and, to the extent that it is possible, to make good the results of the breach within 30 days. This does not affect the rights of each other Shareholder subsequently to claim damages or other compensation under applicable law for the breach or, where appropriate, to seek an immediate remedy of an injunction, specific performance or similar court order to enforce the Defaulting Shareholder’s obligations.

14.2         If the Defaulting Shareholder commits a breach of this Agreement which is, in the reasonable opinion of any other Shareholder, material (a “Material Default”), the other Party shall be entitled to treat the Material Default as a Termination Event for the purposes of Clause 13 if:

(a)           the Material Default has not been remedied within the 30 day period referred to in Clause 14.1 and the other party (after such 30 day period) has given not less than 10 days notice (a “Default Termination Notice”) of its intention to treat the breach as a Termination Event and the material breach remains unremedied at the end of that further 10 day period; or

(b)           in the event that litigation or arbitration proceedings are commenced after 30 days of receipt by the Defaulting Party of a Default Termination Notice to establish whether or not a Material Default has occurred and do so establish, the breach has not been remedied within 30 days of final resolution of that dispute.

For the avoidance of doubt, any failure by a Defaulting Shareholder to comply with its obligations under Clause 3.5 (Required Equity Subscriptions) or the procedures specified in Clause 12 (Transfer of Shares) or Clause 27 (Deadlock) shall, without limitation, constitute a Material Default.

15.           TRANSFER TERMS

The transfer by a Seller of any Sale Shares to a Third Party Purchaser under Clause 12 shall be on the following terms:

(a)           such Sale Shares shall be sold free from all liens, charges and encumbrances and third party rights together with all rights of any nature attaching to them including all rights to any dividends, interest or other distributions declared, paid or made after the date of the relevant Transfer Notice;

(b)           such Third Party Purchaser shall assume with effect from the completion date of such transfer, any obligations of such Seller under (and shall procure the release of) any guarantees, indemnities, letters of comfort and/or counter-indemnities to third parties in relation to the business of the Group;

(c)           such Seller shall deliver to such Third Party Purchaser duly executed transfer(s) in favour of such Third Party Purchaser, or as it may direct,

together with, if appropriate, share certificate(s) for the Shares included in the Sale Shares and a certified copy of any authority under which such transfer(s) is/are executed;

(d)           against delivery of the transfer(s), such Third Party Purchaser shall pay the total consideration for such Sale Shares to such Seller by cash for value on the completion date;

(e)           such Seller shall ensure (insofar as it is able) that the relevant transfer or transfers (subject to their being duly stamped, stamp duty (if any) to be paid by such Third Party Purchaser) are registered in the name of such Third Party Purchaser;

(f)            such Seller shall do all such other things and execute all other documents (including any deed) as such Third Party Purchaser may reasonably request to give effect to the sale and purchase of such Sale Shares;

(g)           such Seller shall ensure that all the directors appointed by it to any Group Member resign and the resignation(s) take effect up such transfer without any liability on any Group Member for compensation for loss of office or otherwise; and

(h)           such Third Party Purchaser shall enter into a Deed of Adherence.

16.           ASSURANCES

So far as it is legally able, each Shareholder undertakes with the other Shareholder and the Company to exercise all voting rights and powers (direct and indirect) available to it in relation to any person and/or any Group Member to ensure that the provisions of this Agreement (and the other agreements referred to in this Agreement) are completely and punctually fulfilled, observed and performed and generally that full effect is given to the principles set out in this Agreement.

17.           NON-ASSIGNMENT

No Shareholder shall, nor shall purport to, assign, transfer, charge or otherwise deal with all or any of its rights and/or obligations under this Agreement or grant, declare, create or dispose of any right or interest in it, or sub-contract the performance of any of its obligations under this Agreement in whole or in part (otherwise than pursuant to a transfer of Shares to a third party in accordance with the terms of this Agreement).

18.           WAIVER OF RIGHTS

No waiver by a Party of a failure by any other Party to perform any provision of this Agreement operates or is to be construed as a waiver in respect of any other failure whether of a like or different character.

19.           AMENDMENTS

A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each Party to the Agreement at the time of such variation.

20.           INVALIDITY

If any provision of this Agreement is or is held to be invalid or unenforceable, then so far as it is invalid or unenforceable it has no effect and is deemed not to be included in this Agreement. This shall not invalidate any of the remaining provisions of this Agreement. The Parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision by a valid provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

21.           NO PARTNERSHIP OR AGENCY

21.1         Nothing in this Agreement (or any of the arrangements contemplated by it) is or shall be deemed to constitute a partnership between the Parties nor, except as may be expressly set out in it, constitute any Party the agent of any other Party for any purpose.

21.2         Unless the Parties agree otherwise in writing none of them shall:

(a)           enter into contracts with third parties as agent for the Company or for the other Parties; or

(b)           describe itself as such an agent or in any way hold itself out as being such an agent.

22.           ANNOUNCEMENTS

22.1         No formal public announcement or press release in connection with the signature or subject matter of this Agreement shall (subject to Clause 22.2) be made or issued by or on behalf of any Party without the prior written approval of the other Parties (such approval not to he unreasonably withheld or delayed).

22.2         If a Party has an obligation to make or issue any announcement required by law or by any stock exchange or by any Governmental Entity, the relevant Party shall give the other Parties every reasonable opportunity to comment on any announcement or release before it is made or issued (provided that this shall not have the effect of preventing the Parties making the announcement or release from complying with its legal and/or stock exchange obligations.)

23.           ENTIRE AGREEMENT

23.1         This Agreement and the agreements referred to herein set out the entire agreement and understanding between the parties with respect to the subject matter of it.

23.2         Neither Party has relied on or has been induced to enter into this Agreement in reliance on any representation, warranty or undertaking which is not expressly set out or referred to in this Agreement or in the Deed of Warranty.

23.3         A Party may claim in contract for breach of warranty under this Agreement but no Party shall have any claim or remedy in respect of misrepresentation (whether negligent or otherwise and whether made prior to, and/or in, this Agreement) or untrue statement made by the other Party.

23.4         Liability for, or any remedy in respect of, fraudulent misrepresentation is not excluded.

24.           CONFLICT WITH MEMORANDUM AND ARTICLES

24.1         Supremacy of this Agreement

If the provisions of this Agreement conflict with the Memorandum and Articles or other constitutional documents the provisions of this Agreement shall prevail as between the Parties. The Parties shall:

(a)           exercise all voting and other rights and powers available to them to give effect to the provisions of this Agreement, and

(b)           (if necessary) ensure any required amendment to the Memorandum and Articles or other constitutional document of the Company.

24.2         Transfers of Shares

Without prejudice to the generality of Clause 24.1, the provisions of this Agreement shall prevail in relation to the transfer of Shares.

25.           DURATION

25.1         This Agreement shall cease and determine:

(a)           on the passing of an effective resolution to wind up the Company or the issue of a binding order for the winding up of the Company;

(b)           in respect of a Shareholder, upon the Shareholder ceasing to be beneficial owner of any Shares provided that, each transferee of such Shares shall have entered into a Deed of Adherence unless it is already a party to this agreement as a “Shareholder”;

(c)           if all the Shares are held by a single Shareholder.

25.2         Any cessation and determination pursuant to Clause 25.1 shall:

(a)           be without prejudice to the rights, obligations or liabilities of any party which shall have accrued or arisen prior to such cessation and determination; and

(b)           not affect the continued applicability and enforceability of the terms of Clause 8 of this Agreement (Confidentiality).

26.           NOTICES

26.1         Any notice or other formal communication to be given under this Agreement shall be in writing and signed by or on behalf of the party giving it. It shall be:

(a)           sent by fax to the number set out in Clause 26.2; or

(b)           delivered by hand or sent by prepaid recorded delivery, special delivery or registered post to the relevant address in Clause 26.2,

and in each case (A) it shall be marked for the attention of the relevant Party set out in Clause 26.2 (or as otherwise notified from time to time under this Agreement) and (B) a copy of the notice shall be sent by email to the email address specified for the relevant Party set out in Clause 26.2 (or as otherwise notified from time to time under this Agreement). Any notice given by hand delivery, fax or post shall be deemed to have been duly given:

(i)            if hand delivered sent by recorded delivery, special delivery or registered post, the day of delivery when delivered;

(ii)           if sent by fax, when the sender receives a completed transmission sheet or otherwise receives a mechanical or electronic confirmation of transmission provided that, where the delivery or transmission occurs after 6 pm on a Business Day or at any time on a day which is not a Business Day, service shall be deemed to occur at 9 am on the next following Business Day. References to time in this Clause are to local time in the country of the addressee.

26.2         Address of notices

The addresses, fax numbers and email address of the parties for the purpose of Clause 26.1 are:

(a)           AerCap

Address:	Stationsplein 965, 1117 CE Schiphol Airport, Amsterdam, The Netherlands

Fax No:	+31 (20) 655 9100

For the attention of:	Erwin den Dikken

with a copies to:	edikken@aercap.com and Cole Reese, COO, AerCap Group: creese@aercap.com

(b)           Waha

Address: Parkstraat 107, 2514 JH, The Hague, The Netherlands

Fax No: to be advised in writing by Waha

For the attention of: Chief Executive Officer

with a copy to: waha-av-notice@wahacapital.ae

(c)           The Company

Address: AerCap House, Shannon, County Clare, Ireland

Fax No: +353 61 723850

For the attention of: Company Secretary

with a copies to: ehehir@aercap.com and edikken@aercap.com

26.3         Changes to addressees

A Party shall notify the other of a change to its name, relevant addressee, address, facsimile number, telephone number(s) or email address(es) for the purposes of Clause 26.2 within five Business Days of any change taking place.  Such notification shall only be effective on:

(a)           the date specified in the notification as the date on which the change is to take place; or

(b)           if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.

27.           DEADLOCK

27.1         Where:

(a)           a proposed transaction or course of action by any Group Member requires the consent of the Shareholders pursuant to this Agreement or otherwise and:

(i)            a Shareholder refuses to provide the consent within ten Business Days of being first asked to do so; and

(ii)           in the reasonable opinion of any Shareholder which is, or Shareholders which together are, the beneficial owner(s) of 50% or more in nominal value of the Shares or, if the Shares are beneficially owned by two Shareholders equally, either such Shareholder, the inability of the Group Member to proceed with the proposed transaction or course of action has the effect of preventing the Group from continuing to effectively carry on the Business; or

(b)           the Directors fail to agree at two (2) consecutive Board meetings which have been duly convened, on any matter which, in the reasonable opinion of three (3) or more Directors, has the effect of preventing the Group from continuing to effectively carry on the Business, any Shareholder may give the other Shareholders written notice (a “Deadlock Notice”) to the effect that a deadlock exists.

27.2         Within seven (7) Business Days of the service of a Deadlock Notice, each of the Shareholders shall cause its appointees on the Board to prepare and circulate to the other Shareholders and the other Directors a written statement setting out its position or, as the case may be, the position of its appointees on the Board, on the matter in dispute and its reasons for adopting such position (each a “Position Statement”).  Each Position Statement shall be considered by the Chief Executive Officer of each Shareholder then holding office who shall respectively use their reasonable endeavours to resolve such dispute.  If they agree upon a resolution or disposition of the matter, they shall jointly execute a statement setting forth the terms of such resolution or disposition and the Shareholders shall exercise the voting rights and other powers of control available to them in relation to the Group to procure that such resolution or disposition is fully and promptly carried into effect.

27.3         If a resolution or disposition is not agreed in accordance with the provisions of Clause 27.2 within five (5) Business Days after delivery of the last of the Position Statements, or such longer period as the Shareholders may agree in writing, then any Shareholder may require that the matter(s) in dispute be the subject of a mediation in accordance with the Model Mediation Procedure and Agreement (the

“Mediation Rules”) of the Centre for Effective Dispute Resolution (“CEDR Solve”) by serving written notice to this effect on the other Shareholders (a “Mediation Notice”).

27.4         A mediation under this Agreement (a “Mediation”) shall be conducted in accordance with the procedure in the Mediation Rules amended to take account of any relevant provisions of this Agreement including, without limitation, the provisions of this Clause 27.  If the Shareholders are unable to agree on any such amendment within seven (7) Business Days of the date of the Mediation Notice, such terms shall be decided by CEDR Solve after consultation with the Shareholders.

27.5         A Mediation shall commence not later than 15 Business Days after the date of the Mediation Notice.

27.6         No party may commence any court proceedings in relation to any matter which is the subject of a Deadlock Notice unless such matter has been the subject of a Mediation and such Mediation has terminated without the conclusion of a binding settlement agreement between the Shareholders resolving the dispute which is the subject of the Deadlock Notice.

27.7         Any Mediation Notice served under this Agreement shall be copied to CEDR Solve within two (2) Business Days of service.

27.8         Any Mediation shall take place in London and the language of the mediation will be English. The courts of England and Wales have exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with any Mediation and any settlement agreement entered into as a result of any Mediation and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England and Wales.

27.9         If a Mediation is terminated without resolution of the matter which was the subject of the relevant Deadlock Notice, for the period of 15 Business Days following such termination (the “Dissolution Period”) the Shareholders shall attempt to reach agreement on the most appropriate mechanism to dissolve the joint venture between them in a manner satisfactory to the Shareholders, either by the transfer of all of the Shares of one or more of the Shareholders, the transfer of all of the issued Shares or the splitting of the Group’s business, assets and liabilities between the Shareholders or on any other basis considered acceptable by the Shareholders.

27.10       If no agreement is reached pursuant to Clause 27.9, then the Cash Manager shall, in accordance with Clause 12.8 (Valuation of Shares) request that the Valuer determine the Fair Value of the Shares and the Cash Manager shall promptly following receipt of such valuation notify the Fair Value to the Shareholders.  Each Shareholder shall be entitled, within seven (7) Business Days of notification of the Fair Value of the Shares (such seven (7) Business Day period being the “Offer Period”), to make one or more offers to purchase all of the Shares of the other Shareholders (an “Offer”) at a specific price per Share (and not a price which is to be determined by a formula or otherwise by reference to any other price or offer) to be stated in a notice in writing to each other Shareholder (the “Offer Notice”).  In the event that on the expiry of the Offer Period:

(a)           any one or more Offers equals or exceeds the Fair Value, the highest Offer shall be deemed to be accepted by each of the Shareholders other than the Shareholder who made that Offer and the Shareholders shall complete the sale and purchase of the Shares on the earlier of:

(i)            the day thirty (30) Business Days after the notification of the Fair Value of the Shares; and

(ii)           the date on which any consent permission or approval of any regulatory authority required by law for the sale and purchase have been obtained provided that the provisions of Clause 12.5(d) shall apply to transfers of Shares pursuant to such deemed acceptance mutatis mutandis; and

(b)           no Offer exceeds the Fair Value, the Shareholders shall be free to accept any Offer which has been made at any time during the period of seven (7) Business Days after the date of the Offer Notice containing that Offer provided that all of the Shareholders (other than the Shareholder who made that Offer) accept such Offer during that period and in that event the Shareholders shall complete the sale and purchase of the Shares on the earlier of:

(i)            the day 14 Business Days after the date of the Offer Notice; and

(ii)           the date on which any consent permission or approval of any regulatory authority required by law for the sale and purchase have been obtained,

(iii)          provided that the provisions of Clause 12.5(d) shall apply to transfers of Shares pursuant to such acceptances mutatis mutandis.

27.11       If no Shareholder makes an offer pursuant to Clause 27.10 any Shareholder may by notice in writing to the other Shareholders require that the Shareholders procure that their appointees on the Board shall, at the earliest practicable date:

(a)           make or concur in the making of a statutory declaration in the terms mentioned in Section 256 of the Companies Act 1963 (if the state of the Company’s affairs admits of the making of such a declaration); and

(b)           where the state of the Company’s affairs enables the making of the declaration referred to in paragraph (a) above convene an extraordinary general meeting of the Company to consider:

(i)            the matter from which the deadlock arose; and

(ii)           the passing of a special resolution to place the Company in members’ voluntary liquidation,

(iii)          such meeting or meetings to be held within 5 weeks after the making of any declaration made pursuant to Clause 27.11(a); and

(c)           where the state of the Company’s affairs does not enable the making of the declaration referred to paragraph (a) above, convene a meeting of the Company’s creditors in accordance with Section 266 of the Companies Act 1963.

27.12                     If, at an extraordinary general meeting referred to in Clause 27.11(b), no resolution is carried in relation to the matter from which the deadlock arose by reason of an equality of votes for and against any proposal for dealing with such matter, the Shareholders shall vote in favour of the special resolution for winding up the Company.

28.                                 COUNTERPARTS

This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

29.                                 EXPENSES

Each of AerCap and Waha shall be solely responsible for the costs and expenses incurred by them in connection with the negotiation and settlement of this Agreement (or any of the transactions contemplated herein) and the Memorandum and Articles. The Company shall not be responsible for any costs and expenses incurred in connection with the negotiation and settlement of this Agreement (or any of the transactions contemplated herein) and the Memorandum and Articles.

30.                                 RIGHTS OF THIRD PARTIES ACT

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce any term of this Agreement.

31.                                 GOVERNING LAW; SUBMISSION TO JURISDICTION

31.1                           This Agreement, and any non-contractual obligations arising out of or in connection with this Agreement, shall be governed by and construed in accordance with the laws of England and Wales.

31.2                           The courts of England and Wales have exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, whether relating to a contractual obligation or a non-contractual obligation, which may arise out of or in connection with this Agreement (“Proceedings”) and, for these purposes, each party irrevocably submits to the non-exclusive jurisdiction of the courts of England and Wales.

31.3                           Each party irrevocably waives any objection which it might at any time have to the courts of England and Wales being nominated as the forum to hear and decide any Proceedings and agrees not to claim that the courts of Ireland are not a convenient or appropriate forum.

31.4                           Waha hereby irrevocably authorises and appoints T&H Secretarial Services Limited of Sceptre Court, 40 Tower Hill, London EC3N 4DX (or such other address as may from time to time be notified to the parties) as its authorised agent to accept service of all legal process in England and Wales on its behalf and service on such appointee shall be deemed to be service on Waha as the case may be.  Waha agrees that any failure by its process agent to notify it of the legal process shall not invalidate the proceedings concerned. Nothing contained in this Clause 31 affects the right to serve process in another manner permitted by law.

31.5                           AerCap hereby irrevocably authorises and appoints McCann FitzGerald of St Michael’s House, 1 George Yard, Lombard Street, London EC3V 9DF (or such other address as may from time to time be notified to the parties) as its authorised agent to accept service of all legal process in England and Wales on its behalf and service on such appointee shall be deemed to be service on AerCap as the case may be.  AerCap agrees that any failure by its process agent to notify it of the legal process shall not invalidate the proceedings concerned. Nothing contained in this Clause 31 affects the right to serve process in another manner permitted by law.

AS WITNESS this Agreement has been signed by the duly authorised representatives of the parties the day and year first before written.

SCHEDULE 1

FORM OF DEED OF ADHERENCE

THIS DEED OF ADHERENCE is made the day of

BETWEEN:

(1)                                  [  •  ] whose contact details appear in the Schedule (the “New Party”).

(2)                                  [All the Parties to the Principal Agreement including any person who has entered into a Deed of Adherence to the Principal Agreement but excluding any Shareholder (other than the Transferor) who has ceased to hold Shares.]

RECITALS:

(A)                              Under the terms of a joint venture agreement dated [  •  ] 2009 (the “Principal Agreement”) and entered into between (1) AerCap AerVenture Holding B.V. (2) [Waha] and (3) AerVenture Limited and [and to which [  •  ] (the “Transferor”) is [an original party] [a party by virtue of a Deed of Adherence dated [  •  ]] the Transferor has sold and transferred to the New Party [insert number and type of Shares] (the “Transfer Shares”) subject to the New Party entering into this Deed of Adherence].

(B)                                The New Party wishes to accept the Transfer Shares subject to such condition and to enter into this Deed of Adherence pursuant to Clause 12 (Transfer of Shares) of the Principal Agreement.

IT IS AGREED AS FOLLOWS:

1.                                       Expressions defined in the Principal Agreement shall (unless the context otherwise requires) have the same meaning when used in this Deed.

2.                                       The New Party hereby undertakes to and covenants with all the Parties to the Principal Agreement (including any person who has entered into a Deed of Adherence pursuant to the Principal Agreement) to comply with the provisions of and to perform all the obligations in the Principal Agreement (save as expressed provided therein) so far as they become due to be observed and performed on or after the date hereof as if the New Party had been an original Party to the Principal Agreement in place of the Transferor [in respect of the Transfer Shares].

3.                                       The New Party shall become a Shareholder and the Transferor shall cease to be a Shareholder [in respect of the Transfer Shares] and on and after the date hereof the New Party shall have the benefit of the provisions of the Principal Agreement (save as expressly provided therein) as if the New Party had been an original Party thereto in place of the Transferor [in respect of the Transfer Shares] and the Principal Agreement shall be construed and apply accordingly.

4.                                       For the avoidance of doubt, the New Party shall not be entitled to any amount which has fallen due for payment to the Transferor before the date hereof and shall not be liable in respect of any breach or non-performance of the obligations of the Transferor pursuant to the Principal Agreement before the date hereof and the Transferor shall remain entitled to each such amount and shall not be released from any liability in respect of any such breach or non-performance.

5.                                       Except as expressly varied by this Deed, the Principal Agreement shall continue in full force and effect, and the Principal Agreement shall be interpreted accordingly.

6.                                       The provisions of Clauses 1 (Interpretation), 17 (Non-Assignment), 19 (Amendments), 20 (Invalidity), 22 (Announcements), 27 (Deadlock), 28 (Counterparts) and 31 (Governing Law; Submission to Jurisdiction) of the Principal Agreement shall apply to this Deed mutatis mutandis as if those provisions had been set out expressly in this Deed, which shall take effect from the date set out above.

IN WITNESS whereof the parties have executed and delivered this document as their deed the day and year first above written.

Schedule to Deed of Adherence

Details of New Party

Name:

Registered no. (if a company):

Country of incorporation (if a company):

Address:

Facsimile no.:

Other notice details:

[Execution clause]

SCHEDULE 2

LOAN NOTE INSTRUMENT

Dated     [  •  ]

AerVenture Limited

(as Issuer)

INSTRUMENT

constituting Convertible Redeemable Loan Notes

McCann FitzGerald

Solicitors

Riverside One

Sir John Rogerson’s Quay

Dublin 2

BXG/1968583

THIS INSTRUMENT is entered into on [  •  ] by

AERVENTURE LIMITED (registered no. 410443), whose registered office is at AerCap House, Shannon, Co Clare, Ireland (the “Company”).

RECITALS

By resolution of the board of directors of the Company passed on [  •  ], the Company has resolved to create and issue loan notes having a nominal value of US$36,500,000 on the terms of this Instrument.

NOW THIS INSTRUMENT WITNESSES as follows:

1.             Interpretation

1.1           Words and phrases defined in the Agreement shall have the same meaning in this Instrument and, in addition, the following expressions shall, unless the context otherwise requires, have the meanings set out opposite them:

“Acceleration Event” means the occurrence of any of the following events:

(a)           any Group Member defaults in the payment of any sums due or payable pursuant to this Instrument and the default continues unremedied for two (2) Business Days; or

(b)           any Group Member defaults in the performance of any other obligation, covenant, term or condition contained herein and (if such default is capable of remedy) the default continues unremedied for ten (10) Business Days; or

(c)           any Group Member becomes unable or admits inability to pay its debts as they fall due (or is deemed to be unable to pay its debts within the meaning of Section 214 of the Companies Act 1963 or any statutory modification or re enactment thereof) or if any Group Member commences negotiations to re-schedule the whole or any part of its indebtedness which it would or might otherwise be unable to pay when due; or

(d)           a petition is presented (and not withdrawn within two (2) Business Days) or an order is made or an effective resolution is passed or legal proceedings are started for the winding up or dissolution of any Group Member other than for the purposes of reconstruction or amalgamation on terms previously approved in writing by the Noteholder; or

(e)           any Group Member convenes a meeting of, or proposes to enter into, any arrangement or composition for the benefit of its creditors; or

(f)            any judgment or order is made against any Group Member which, if appealable is not stayed pending appeal, and remains unsatisfied for fourteen (14) days from its date or a distress, execution, sequestration or other legal process is levied, issued or enforced against any of the property of any Group Member and is not discharged within fourteen (14) days; or

(g)           an encumbrancer takes possession or indicates an intention to take possession or a receiver or other similar officer is appointed in respect of the whole or any material part of the undertaking or assets of any Group Member; or

(h)           an application is made or a petition is presented to the High Court or Circuit Court of Ireland or other steps are taken for the appointment of an examiner to any Group Member or if an examiner is otherwise appointed to any Group Member or if any Group Member is placed under the protection of the Court; or

(i)            any Group Member stops or threatens to stop payment of its debts or ceases or threatens to cease to carry on its business or any part thereof material to any Group Member; or

(j)            any governmental or other licence, approval, authorisation, consent or exemption required to enable any Group Member to carry on the Business or to perform any of its obligations under this Instrument lapses, ceases to apply or is withdrawn or is modified; or

(k)           it becomes unlawful for any Group Member to perform any of its obligations hereunder;

“Acts” means the Companies Acts, 1963 to 2006;

“Agreement” means the Agreement dated 21 June 2009 between (1) AerCap AerVenture Holding B.V., (2) Waha Capital PJSC and (3) AerVenture Limited as the same has been amended and acceded to from time to time;

“Certificate” means a certificate for Notes in or substantially in the form set out in Schedule 1;

“Conversion Date” means, in respect of any Notes, the date on which such Notes are converted into Shares in accordance with this Instrument;

“Conversion Notice” has the meaning given in Clause 6.2;

“Conversion Rate” means one Share for each US$1 of principal (but not accrued interest) represented by a Note, provided that where a Share Reorganisation takes place, such rate shall be adjusted, with effect from the date the Share Reorganisation takes place, in the manner which the auditors of the Company determine is necessary so that the percentage of the issued share capital of the Company into which the then outstanding Notes are capable of being converted after the Share Reorganisation is the same as the percentage of the issued share capital of the Company into which the then outstanding Notes were capable of being converted into before the Share Reorganisation;

“dollar” and “US$” means the lawful currency for the time being of the United States of America;

“Effective Date” means the date on which the Notes are issued;

“Final Repayment Date” means 30 June 2015;

“Instrument” means this instrument as from time to time modified in accordance with the provisions to this Instrument including any supplemental instrument executed in accordance with the provisions contained in this Instrument;

“Interest Payment Date” means the dates falling ten (10) Business Days after 31 March, 30 June, 30 September and 31 December in each year;

“Interest Rate” means 20 per cent. per annum;

“Notes” means the notes constituted by this Instrument or any reference to a “Note” is a reference to any one of the issued Notes;

“Noteholders” means the holder or several holders of Notes for the time being entered on the Register;

“Ordinary Shares” means the ordinary shares of US$1 in the capital of the Company;

“Redemption Date” means, in respect of any Notes, the date on which such Notes are redeemed in accordance with this Instrument;

“Register” means the register of holders of the Notes maintained pursuant to paragraph 1 of Schedule 2; and

“Share Reorganisation” means an event pursuant to which the share capital of the Company is the subject of any subdivision, consolidation or any analogous variation.

1.2           In this Instrument, unless the context requires otherwise:

(a)           a reference to a person (including a party to this Instrument) includes a reference to that person’s legal personal representatives, successors and permitted assigns;

(b)           a reference to a document is a reference to that document as from time to time supplemented or varied;

(c)           any reference in this Instrument and/or in the Schedules to any statute or statutory provision shall be deemed to include any statute or statutory provision which amends, extends, consolidates, re-enacts or replaces same, or which has been amended, extended, consolidated, re-enacted or replaced (whether before or after the date of this Instrument) by same and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute;

(d)           words importing the singular shall include the plural number and vice versa and words importing a gender shall include each gender;

(e)           words and phrases the definitions of which are contained or referred to in the Companies Acts shall be construed as having the meanings thereby attributed to them;

(f)            any reference to any Clause, sub-Clause, paragraph, or Schedule shall be a reference to the Clause, sub-Clause, paragraph, or Schedule of this Instrument in which the reference occurs unless it is indicated that reference to some other provision is intended;

(g)           the provisions of the Schedules to this Instrument shall form an integral part of this Instrument and shall have as full effect as if they were incorporated in the body of this Instrument and the expressions “this

Instrument” and “the Instrument” shall be deemed to include the Schedules to this Instrument;

(h)           any reference to a “person” shall be construed as a reference to any individual, firm, company, corporation, undertaking, government, state or agency of a state, or any association or partnership (whether or not having separate legal personality);

(i)            the headings contained in this Instrument and the Schedules are inserted for convenience of reference only and shall not in any way form part of nor affect nor be taken into account in the construction or interpretation of any provisions of this Instrument or the said Schedules; and

(j)            all references in this Agreement to costs, charges and expenses include any value added tax or similar tax charged or chargeable in respect thereof.

2.             Amount and description of Notes

2.1           The principal amount of the Notes is US$36,500,000.  The Notes shall be issued and delivered in denominations and integral multiples of US$1 in nominal amount, subject to and with the benefit of the provisions of this Instrument. All the obligations and covenants contained in this Instrument shall be binding on the Company and the Noteholder and all persons claiming through either of them.  The Notes shall be issued in accordance with the Agreement.

2.2           The Notes, as and when issued, shall constitute a direct and unconditional obligation of the Company in accordance with the terms of this Instrument and will rank pari passu equally and rateably without discrimination or preference as unsecured obligations of the Company and with all other unsecured indebtedness of the Company, except to the extent provided by law.

2.3           On receipt of a request by the Noteholder, the Company shall as soon as practicable deliver to the Noteholder a certificate from the Company containing such information regarding the principal outstanding on the Notes as the Noteholder may from time to time require.  The Noteholder shall be entitled to rely on such certificates for all purposes.

2.4           On conversion and/or redemption of all the Notes, this Instrument shall terminate and be of no further force or effect.

3.             Redemption

3.1           The Company covenants that, unless the Notes have been converted into Shares in accordance with clause 6 of this Instrument, it will on the Final Redemption Date, or on such earlier date as the amounts outstanding under the Notes become due and payable in accordance with clause 7, pay or procure to be paid to each Noteholder all outstanding amounts in respect of the Notes held by that Noteholder on that date together with all interest accrued (calculated in accordance with clause 4) up to but excluding the Final Redemption Date.

3.2           At any time the Company may redeem some or all of the Notes at par, together with all interest accrued thereon (calculated in accordance with clause 4) up to but excluding the date of redemption, by giving each of the Noteholders not less than 10 Business Days’ written notice (a “Pre-Payment Notice”) to this effect. Such notice shall specify:

(a)           the nominal amount of Notes held by that Noteholder which are to be redeemed; and

(b)           the proposed date of redemption (the “Pre-Payment Date”),

and shall request that the Noteholder deliver the Certificate for such Notes to the Company in accordance with clause 5. On the Pre-Payment Date, the Company shall redeem the relevant Notes save to the extent that such Notes have been converted into Shares pursuant to Clause 6 prior to the Pre-Payment Date.

3.3           The Company may only elect to redeem Notes pursuant to clause 3.2 if it elects to redeem the same percentage of the Notes held by each Noteholder (rounded to the nearest US$1 of principal).

3.4           All Notes repaid or purchased by the Company shall be cancelled and shall not be available for reissue.

3.5           On receipt of a request by a Noteholder, the Company shall as soon as practicable deliver to the Noteholder a certificate from the Company containing such information regarding the principal and/or interest outstanding on the Notes as the Noteholder may from time to time require.  The Noteholder shall be entitled to rely on such certificates for all purposes.

4.             Interest and Late Payments

4.1           Interest on the Notes will accrue at the Interest Rate on a daily basis, be calculated on the basis of the actual number of days elapsed and a 360 day year and is payable, in respect of each Note:

(a)           on each Interest Payment Date; and

(b)           on each date on which redemption of such Note is due.

4.2           If any amount due to the Noteholder (whether interest or any amount payable following the redemption of Notes) is not paid for any reason within 14 days of the date on which payment is due in accordance with this Instrument, the overdue amount shall bear interest (in addition to the Interest Rate) at the rate of two per cent. (2%) per annum, accruing and compounding on a daily basis and such additional interest will be paid in accordance with Clause 4.1.

4.3           Upon conversion of a Note into Shares in accordance with this Instrument:

(a)           all interest on the Note shall cease to accrue; and

(b)           the Company shall pay to the Noteholder (the “Converting Noteholder”) the amount of interest accrued on the Notes which are being converted up until the relevant Conversion Date save that, where the Company certifies in writing to the Converting Noteholder prior to the Conversion Date that the Company does not have sufficient cash to pay such interest, the Converting Noteholder may elect in writing either:

(i)            to convert the amount of accrued interest into Shares on the Conversion Date and the provisions of Clause 6 shall apply accordingly; or

(ii)           to require that the Company issue to it additional Notes with a nominal amount equal to the amount of accrued interest. Where the Converting Noteholder so elects, the Company shall take all action necessary to issue such additional Notes (including, where necessary, by amending this Instrument so as to increase the principal amount of the Notes).

5.             Certificates and Terms and Conditions

5.1           The certificates for the Notes shall be in the form or substantially in the form set out in Schedule 1 and shall be issued under the seal of the Company affixed with the authority of the directors and in the manner provided in the Articles.

5.2           The Company shall comply with the terms and conditions of the Certificates and of this Instrument and the Notes shall be held subject to and with the benefit of those terms and conditions all of which shall be binding on the Company and the Noteholder and all persons claiming through or under them respectively.

5.3           The Noteholder shall be entitled to receive a Certificate stating the nominal amount of the Notes held by it and their subscription price but so that joint holders shall be entitled to one Certificate only in respect of the Notes held jointly by them which Certificate shall be delivered to the joint holder whose name stands first in the Register in respect of the joint holding or to such other person as the joint holders may, in writing, direct.  Delivery of a certificate to one of such persons shall be sufficient delivery to all.  The Company shall not be bound to register more than four persons as the joint holders of any Note.

5.4           If any Certificate is defaced or worn out, then, upon production of such Certificate to the directors of the Company they may cancel the Certificate and issue a Certificate in lieu thereof, and if any such Certificate is lost or destroyed, then, upon proof of loss or destruction being given to the satisfaction of the directors of the Company, and, in the case of a lost Certificate or in default of proof of destruction of a Certificate, on such terms as to evidence and indemnity as the directors of the Company may deem adequate, a new Certificate in lieu thereof may be given to the person entitled to the lost or destroyed Certificate.  An entry as to the issue of the new Certificate and indemnity (if any) shall be made in the Register.

5.5           Notes shall only be redeemed against surrender of the relevant Certificate(s) for cancellation.  If the Noteholder fails to deliver the Certificate for his Notes on redemption, the Company may retain the redemption moneys until delivery of the Certificate (or of an indemnity in respect of the Certificate in a form reasonably satisfactory to the Company).

6.             Conversion

6.1           Subject to the remainder of this clause 6, at any time prior to the Final Repayment Date, a Noteholder may require the Company to allot fully paid Shares in exchange for and in satisfaction of some or all of the Notes held by it at the Conversion Rate. This right may be exercised by the Noteholder serving notice in writing on the Company (a “Conversion Notice”), which shall specify the nominal amount of the Notes which are to be converted.

6.2           A Noteholder shall not be entitled to the allotment of a fraction of a Share and any amount of a Note which, but for this clause 6.2, would be converted into a fraction of a Share shall continue to be outstanding unless it would remain as the only outstanding amount of a Note held by the Noteholder submitting the Conversion Notice, in which case such outstanding amount of a Note shall be cancelled and the Noteholder shall have no claim against the Company in respect of the amount so cancelled.

6.3           A Noteholder shall only be entitled to exercise the right contemplated by clause 6.1 where the nominal amount of the Notes to be converted by that Noteholder is at least US$100,000 or the entire holding of Notes of the Noteholder (whichever is the lesser amount).

6.4           To be effective, a Conversion Notice shall be deposited at the registered office of the Company and shall be executed by the Noteholder and be accompanied by the relevant Certificate and such other documents (including any power of attorney) as the Company may reasonably require to enable the Company to establish that the Conversion Notice has been duly executed by the Noteholder.

6.5           The Company shall, within five Business Days of each Conversion Date, allot to the Noteholder the amount of Shares credited as fully paid to which he shall be entitled by virtue of the exercise of such rights and shall as soon as practicable thereafter enter or procure the entry of the name of the Noteholder in the register of members of the Company in respect of such Shares.  The allotment and issue of Shares pursuant to clause 6 shall be in full satisfaction and discharge of the principal monies equivalent to the nominal amount of the Notes so converted.

6.6           All Shares issued in respect of Notes converted pursuant to clause 6 shall be credited as fully paid and will rank for any dividends or distributions declared after the Conversion Date, whether by reference to accounts drawn up to a date in any financial year or other period ended prior to, or on or after the relevant Conversion Date and will otherwise rank pari passu with the Shares in issue at that date.

6.7           Any issue of Ordinary Shares pursuant to this Clause 6 shall be conditional upon the Noteholder obtaining all necessary consents, permissions or approvals of any regulatory or supervisory authorities in any relevant jurisdiction which are or may be required to enable that Noteholder to lawfully acquire such Ordinary Shares.

7.             Acceleration Events

7.1           The occurrence of any Acceleration Event shall at the option of any of the Noteholders (exercised by written notice to the Company) cause the Notes to be, and they shall immediately become, due and repayable at their principal amount together with all accrued interest and all other amounts due and payable in respect of the Notes pursuant to this Instrument.

7.2           The Noteholders may, at any time after the Notes shall have become due and payable in accordance with clause 7.1, and without notice:

(a)           take such proceedings and/or other action against the Company to enforce their obligations under this Instrument; and

(b)           exercise such powers and discretions as are given to them by this Instrument and/or the Agreement.

8.             Covenants

The Company covenants that, for so long as any of the Notes remain outstanding, the Company shall, save as otherwise directed in writing by the Noteholder:

(a)           at its own cost execute, acknowledge, deliver, file and register all such additional instruments, certificates, documents and assurances and perform such other acts or things as the Noteholder may reasonably request to give effect to the purposes of this Instrument or the transactions contemplated by this Instrument or to ensure the performance of the obligations imposed on it or to protect the rights of the Noteholder under this Instrument and the Notes;

(b)           ensure that the authorised and issued share capital of the Company shall be maintained at a level sufficient so that the Company is at all times able to comply with its obligations under this Instrument with respect to the issue of Shares upon conversion of the Notes; and

(c)           give notice in accordance with the terms of this Instrument to Noteholders of the occurrence or likely occurrence of any Acceleration Event immediately upon becoming aware of it.

9.             Miscellaneous

9.1           The Notes shall be subject to the provisions of Schedule 2.

9.2           The Company will pay all stamp duties, capital duties and other similar duties on or in connection with the execution, maintenance or enforcement of this Instrument.

10.           Notices

10.1         Notices or other communications given pursuant to this Instrument shall be in writing and shall be sufficiently given:

(a)           if delivered by hand or sent by post to the address and for the attention of the person set forth in this Clause of the party to which the notice or communication is being given or to such other address and for the attention of such other person as such party shall communicate to the party giving the notice or communication; or

(b)           if sent by facsimile to the correct facsimile number of the party to which it is being sent.

10.2         Any notice, or communication, given or sent by post under this Clause shall be sent by ordinary post.

10.3         Every notice or communication given in accordance with this Clause shall be deemed to have been received as follows:

Means of Dispatch	Deemed Received

Delivery by hand:	the day of delivery;

Post:	one Business Day after posting; and

Facsimile	when the sender receives a completed transmission sheet or otherwise receives a mechanical confirmation of transmission

Provided that if, in accordance with the above provisions, any such notice or other communication would otherwise be deemed to be given or made outside working hours (being 9 a.m. to 5 p.m. on a Business Day) such notice or other communication shall be deemed to be given or made at the start of working hours on the next Business Day.

10.4         The relevant addressee, address and facsimile number for the purposes of this Instrument are:

Name of Party Address/Fax no

The Company	AerCap House
Shannon
Co Clare, Ireland
	Facsimile no:	+353 61 723 850
	Attention:	The Company Secretary

The Noteholder	As specified in the Register

11.           Alteration of this Instrument

The provisions of this Instrument and the conditions on which the Notes are held shall not, without the prior approval in writing of the Company and the written approval of the Noteholder, be altered, abrogated or added to.

12.           Governing Law

12.1         This Instrument and the Notes shall be governed by and construed in accordance with the laws of England.

12.2         The courts of England have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Instrument (“Proceedings”) and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England and waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and agrees not to claim that the courts of England are not a convenient or appropriate forum.

IN WITNESS WHEREOF this Instrument has been executed the day and year first before written.

Schedule 1

Form of Notes Certificate

Certificate No [  •  ]                                                                 Nominal amount of Notes US$•.

AerVenture Limited

Registered Number 410443

Issue of Notes approved by a Resolution of the Board of Directors of the Company passed on [   ] 200[  ].

THIS IS TO CERTIFY that

[  •  ]

is the registered holder(s) of US$[  ] nominal of the above mentioned Notes which are constituted by an Instrument entered into by the Company on and dated [  ] 200[ ] (the “Instrument”) and are issued subject to the provisions (including the conditions) therein contained.

Interest at a rate of 20% per annum is payable on the Notes represented by this Certificate in accordance with the terms of the Instrument.

Without prejudice to the generality of the foregoing, the amount outstanding under the Notes shall be determined in accordance with the Instrument and payments of such principal outstanding shall be made subject to the terms of, and when contemplated by, the Instrument.

Given under the Common Seal of the Company on • .

PRESENT when the common seal of

AERVENTURE LIMITED

was hereunto affixed

in the presence of:

NOTES:

Where the context so admits, words and expressions defined in the Instrument shall bear the same respective meanings in the conditions endorsed hereon.

The Notes are redeemable, convertible and transferable in accordance with the terms and conditions contained in the Instrument a copy of which is available from the Company. No transfer of the Notes will be accepted for registration unless accompanied by this certificate and lodged at the registered office of The Company.

A copy of the Instrument is available for inspection at the registered office of the Company at all reasonable times during office hours and will be sent as soon as possible on request to any holder of the Notes or any part thereof.

Schedule 2

Register and Transfer

1.             The Register

1.1           A register of the Notes will be kept by the Company at its registered office.  There shall be entered in the Register:

(a)           the names and addresses of the holder for the time being of the Notes;

(b)           the amount of the Notes held by the registered holder;

(c)           the date upon which the name of the registered holder is entered in the Register in respect of the Notes standing in his name;  and

(d)           the serial number of each Certificate issued.

1.2           Any change of the name or address of the holder of Notes shall be notified to the Company promptly and the Register shall be altered accordingly.

1.3           The holder of Notes shall be at liberty at all reasonable times during office hours to inspect the Register.

2.             Register to be conclusive

Except as required by law, the Company will recognise the registered holder of the Notes as the absolute owner thereof and shall not be bound to take notice or see to the execution of any trust (whether express implied or constructive) to which any Notes may be subject.

3.             Set-off

The holder of the Notes will be recognised by the Company as entitled to the Notes free from any equity, set-off or cross-claim on the part of the Company against the original or any intermediate holder of the Notes.

4.             Transfer of Notes

4.1           The provisions of clause 12 of the Agreement shall apply to transfers of Notes as if, and on the basis that:-

(a)           such Notes constitute “Shares”; and

(b)           the Noteholder proposing to transfer the Notes constitutes a “Shareholder”,

for the purposes of the Agreement, and no transfer of any Notes shall be made or registered unless such transfer complies with the Agreement on this basis.

4.2           A Noteholder shall only be entitled to transfer Notes in multiples of US$1,000 unless the entire holding of Notes of the Noteholder is less than US$1,000, in which case the Noteholder may transfer that entire holding.

4.3           Every transfer of the Notes shall be made by an instrument of transfer in the usual or common form or in any other form which may be approved by the Directors. The instrument of transfer of the Notes shall be executed by or on behalf of the transferor but need not be executed by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the Notes until the name of the transferee is entered in the Register in respect of the Notes being transferred.

4.4           The Directors may decline to recognise any instrument of transfer of the Notes otherwise permitted by this Instrument unless the instrument is deposited at the registered office of the Company accompanied by the Certificate for the Notes, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The Directors may waive production of any Certificate upon production to them of satisfactory evidence of the loss or destruction of the Certificate together with such indemnity as they may reasonably require.

4.5           No fee shall be charged for any registration of a transfer of the Notes or for the registration of any other documents which in the opinion of the Directors require registration.

4.6           The registration of a transfer shall be conclusive evidence of the approval by the Directors of such a transfer.

4.7           No Notes shall be issued or transferred to a person who is not already a party to the Agreement unless that person has executed a deed of adherence in the form or substantially in the form as set out in the Agreement.

5.             Payments

5.1           Any moneys payable on or in respect of any Notes shall be paid by bank draft or telegraphic transfer to such account as shall be nominated by the Noteholder.

5.2           If several persons are entered in the Register as joint holders of the Notes then, without prejudice to paragraph 5.1 above, the receipt or payment to the order of any one of them for any moneys payable on or in respect of the Notes shall be as effective a discharge to the Company as if the person to whose order the payment is made were the sole registered holder of the Notes in question.

5.3           All payments of moneys payable on or in respect of the Notes will be made gross, free and clear of all right of counterclaim or set off and without deductions or withholdings unless such deductions or withholdings are required by law, in which event the Company shall pay such additional amount as shall be required to ensure that the net amount received by the Noteholder will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

6.             No fee for registration

No fee will be charged for the registration of any transfer, power of attorney or other document relating to or affecting the title to the Notes.

PRESENT when the Common Seal

of AERVENTURE LIMITED

was affixed hereto:

Director

Director/Secretary

SCHEDULE 3

15% LOAN NOTE INSTRUMENT

Dated     [  •  ]

AerVenture Limited

(as Issuer)

INSTRUMENT

constituting Redeemable Loan Notes

McCann FitzGerald

Solicitors

Riverside One

Sir John Rogerson’s Quay

Dublin 2

BXG/1976973

THIS INSTRUMENT is entered into on [  •  ] by

AERVENTURE LIMITED (registered no. 410443), whose registered office is at AerCap House, Shannon, Co Clare, Ireland (the “Company”).

RECITALS

By resolution of the board of directors of the Company passed on [  •  ], the Company has resolved to create and issue loan notes having a nominal value of US$[  •  ] on the terms of this Instrument.

NOW THIS INSTRUMENT WITNESSES as follows:

1.                                       Interpretation

1.1                                 Words and phrases defined in the Agreement shall have the same meaning in this Instrument and, in addition, the following expressions shall, unless the context otherwise requires, have the meanings set out opposite them:

“Acceleration Event” means the occurrence of any of the following events:

(a)                                  any Group Member defaults in the payment of any sums due or payable pursuant to this Instrument and the default continues unremedied for two (2) Business Days; or

(b)                                 any Group Member defaults in the performance of any other obligation, covenant, term or condition contained herein and (if such default is capable of remedy) the default continues unremedied for ten (10) Business Days; or

(c)                                  any Group Member becomes unable or admits inability to pay its debts as they fall due (or is deemed to be unable to pay its debts within the meaning of Section 214 of the Companies Act 1963 or any statutory modification or re enactment thereof) or if any Group Member commences negotiations to re-schedule the whole or any part of its indebtedness which it would or might otherwise be unable to pay when due; or

(d)                                 a petition is presented (and not withdrawn within two (2) Business Days) or an order is made or an effective resolution is passed or legal proceedings are started for the winding up or dissolution of any Group Member other than for the purposes of reconstruction or amalgamation on terms previously approved in writing by the Noteholder; or

(e)                                  any Group Member convenes a meeting of, or proposes to enter into, any arrangement or composition for the benefit of its creditors; or

(f)                                    any judgment or order is made against any Group Member which, if appealable is not stayed pending appeal, and remains unsatisfied for fourteen (14) days from its date or a distress, execution, sequestration or other legal process is levied, issued or enforced against any of the property of any Group Member and is not discharged within fourteen (14) days; or

(g)                                 an encumbrancer takes possession or indicates an intention to take possession or a receiver or other similar officer is appointed in respect of the whole or any material part of the undertaking or assets of any Group Member; or

(h)                                 an application is made or a petition is presented to the High Court or Circuit Court of Ireland or other steps are taken for the appointment of an examiner to any Group Member or if an examiner is otherwise appointed to any Group Member or if any Group Member is placed under the protection of the Court; or

(i)                                     any Group Member stops or threatens to stop payment of its debts or ceases or threatens to cease to carry on its business or any part thereof material to any Group Member; or

(j)                                     any governmental or other licence, approval, authorisation, consent or exemption required to enable any Group Member to carry on the Business or to perform any of its obligations under this Instrument lapses, ceases to apply or is withdrawn or is modified; or

(k)                                  it becomes unlawful for any Group Member to perform any of its obligations hereunder;

“Acts” means the Companies Acts, 1963 to 2006;

“Agreement” means the Agreement dated 21 June 2009 between (1) AerCap AerVenture Holding B.V., (2) Waha Capital PJSC and (3) AerVenture Limited as the same has been amended and acceded to from time to time;

“Certificate” means a certificate for Notes in or substantially in the form set out in Schedule 1;

“dollar” and “US$” means the lawful currency for the time being of the United States of America;

“Effective Date” means the date on which the Notes are issued;

“Final Repayment Date” means 30 June 2015;

“Instrument” means this instrument as from time to time modified in accordance with the provisions to this Instrument including any supplemental instrument executed in accordance with the provisions contained in this Instrument;

“Interest Payment Date” means the dates falling ten (10) Business Days after 31 March, 30 June, 30 September and 31 December in each year;

“Interest Rate” means 15 per cent. per annum;

“Notes” means the notes constituted by this Instrument or any reference to a “Note” is a reference to any one of the issued Notes;

“Noteholders” means the holder or several holders of Notes for the time being entered on the Register;

“Ordinary Shares” means the ordinary shares of US$1 in the capital of the Company;

“Redemption Date” means, in respect of any Notes, the date on which such Notes are redeemed in accordance with this Instrument;

“Register” means the register of holders of the Notes maintained pursuant to paragraph 1 of Schedule 2; and

“Share Reorganisation” means an event pursuant to which the share capital of the Company is the subject of any subdivision, consolidation or any analogous variation.

1.2                                 In this Instrument, unless the context requires otherwise:

(a)                                  a reference to a person (including a party to this Instrument) includes a reference to that person’s legal personal representatives, successors and permitted assigns;

(b)                                 a reference to a document is a reference to that document as from time to time supplemented or varied;

(c)                                  any reference in this Instrument and/or in the Schedules to any statute or statutory provision shall be deemed to include any statute or statutory provision which amends, extends, consolidates, re-enacts or replaces same, or which has been amended, extended, consolidated, re-enacted or replaced (whether before or after the date of this Instrument) by same and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute;

(d)                                 words importing the singular shall include the plural number and vice versa and words importing a gender shall include each gender;

(e)                                  words and phrases the definitions of which are contained or referred to in the Companies Acts shall be construed as having the meanings thereby attributed to them;

(f)                                    any reference to any Clause, sub-Clause, paragraph, or Schedule shall be a reference to the Clause, sub-Clause, paragraph, or Schedule of this Instrument in which the reference occurs unless it is indicated that reference to some other provision is intended;

(g)                                 the provisions of the Schedules to this Instrument shall form an integral part of this Instrument and shall have as full effect as if they were incorporated in the body of this Instrument and the expressions “this Instrument” and “the Instrument” shall be deemed to include the Schedules to this Instrument;

(h)                                 any reference to a “person” shall be construed as a reference to any individual, firm, company, corporation, undertaking, government, state or agency of a state, or any association or partnership (whether or not having separate legal personality);

(i)                                     the headings contained in this Instrument and the Schedules are inserted for convenience of reference only and shall not in any way form part of nor affect nor be taken into account in the construction or interpretation of any provisions of this Instrument or the said Schedules; and

(j)                                     all references in this Agreement to costs, charges and expenses include any value added tax or similar tax charged or chargeable in respect thereof.

2.                                       Amount and description of Notes

2.1                                 The principal amount of the Notes is US$[  •  ].  The Notes shall be issued and delivered in denominations and integral multiples of US$1 in nominal amount, subject to and with the benefit of the provisions of this Instrument. All the obligations and covenants contained in this Instrument shall be binding on the Company and the Noteholder and all persons claiming through either of them.  The Notes shall be issued in accordance with the Agreement.

2.2                                 The Notes, as and when issued, shall constitute a direct and unconditional obligation of the Company in accordance with the terms of this Instrument and will rank pari passu equally and rateably without discrimination or preference as unsecured obligations of the Company and with all other unsecured indebtedness of the Company, except to the extent provided by law.

2.3                                 On receipt of a request by the Noteholder, the Company shall as soon as practicable deliver to the Noteholder a certificate from the Company containing such information regarding the principal outstanding on the Notes as the Noteholder may from time to time require.  The Noteholder shall be entitled to rely on such certificates for all purposes.

2.4                                 On redemption of all the Notes, this Instrument shall terminate and be of no further force or effect.

3.                                       Redemption

3.1                                 The Company covenants that, it will on the Final Redemption Date, or on such earlier date as the amounts outstanding under the Notes become due and payable in accordance with Clause 6, pay or procure to be paid to each Noteholder all outstanding amounts in respect of the Notes held by that Noteholder on that date together with all interest accrued (calculated in accordance with Clause 4) up to but excluding the Final Redemption Date.

3.2                                 At any time the Company may redeem some or all of the Notes at par, together with all interest accrued thereon (calculated in accordance with Clause 4) up to but excluding the date of redemption, by giving each of the Noteholders not less than 10 Business Days’ written notice (a “Pre-Payment Notice”) to this effect. Such notice shall specify:

(a)                                  the nominal amount of Notes held by that Noteholder which are to be redeemed; and

(b)                                 the proposed date of redemption (the “Pre-Payment Date”),

and shall request that the Noteholder deliver the Certificate for such Notes to the Company in accordance with Clause 5. On the Pre-Payment Date, the Company shall redeem the relevant Notes.

3.3                                 The Company may only elect to redeem Notes pursuant to Clause 3.2 if it elects to redeem the same percentage of the Notes held by each Noteholder (rounded to the nearest US$1 of principal).

3.4                                 All Notes repaid or purchased by the Company shall be cancelled and shall not be available for reissue.

3.5                                 On receipt of a request by a Noteholder, the Company shall as soon as practicable deliver to the Noteholder a certificate from the Company containing such information regarding the principal and/or interest outstanding on the Notes as the Noteholder may from time to time require.  The Noteholder shall be entitled to rely on such certificates for all purposes.

4.                                       Interest and Late Payments

4.1                                 Interest on the Notes will accrue at the Interest Rate on a daily basis, be calculated on the basis of the actual number of days elapsed and a 360 day year and is payable, in respect of each Note:

(a)                                  on each Interest Payment Date; and

(b)                                 on each date on which redemption of such Note is due.

4.2                                 If any amount due to the Noteholder (whether interest or any amount payable following the redemption of Notes) is not paid for any reason within 14 days of the date on which payment is due in accordance with this Instrument, the overdue amount shall bear interest (in addition to the Interest Rate) at the rate of two per cent. (2%) per annum, accruing and compounding on a daily basis and such additional interest will be paid in accordance with Clause 4.1.

5.                                       Certificates and Terms and Conditions

5.1                                 The certificates for the Notes shall be in the form or substantially in the form set out in Schedule 1 and shall be issued under the seal of the Company affixed with the authority of the directors and in the manner provided in the Articles.

5.2                                 The Company shall comply with the terms and conditions of the Certificates and of this Instrument and the Notes shall be held subject to and with the benefit of those terms and conditions all of which shall be binding on the Company and the Noteholder and all persons claiming through or under them respectively.

5.3                                 The Noteholder shall be entitled to receive a Certificate stating the nominal amount of the Notes held by it and their subscription price but so that joint holders shall be entitled to one Certificate only in respect of the Notes held jointly by them which Certificate shall be delivered to the joint holder whose name stands first in the Register in respect of the joint holding or to such other person as the joint holders may, in writing, direct.  Delivery of a certificate to one of such persons shall be sufficient delivery to all.  The Company shall not be bound to register more than four persons as the joint holders of any Note.

5.4                                 If any Certificate is defaced or worn out, then, upon production of such Certificate to the directors of the Company they may cancel the Certificate and issue a Certificate in lieu thereof, and if any such Certificate is lost or destroyed, then, upon proof of loss or destruction being given to the satisfaction of the directors of the Company, and, in the case of a lost Certificate or in default of proof of destruction of a Certificate, on such terms as to evidence and indemnity as the directors of the Company may deem adequate, a new Certificate in lieu thereof may be given to the person entitled to the lost or destroyed Certificate.  An entry as to the issue of the new Certificate and indemnity (if any) shall be made in the Register.

5.5                                 Notes shall only be redeemed against surrender of the relevant Certificate(s) for cancellation.  If the Noteholder fails to deliver the Certificate for his Notes on redemption, the Company may retain the redemption moneys until delivery of the Certificate (or of an indemnity in respect of the Certificate in a form reasonably satisfactory to the Company).

6.                                       Acceleration Events

6.1                                 The occurrence of any Acceleration Event shall at the option of any of the Noteholders (exercised by written notice to the Company) cause the Notes to be, and they shall immediately become, due and repayable at their principal amount together with all accrued interest and all other amounts due and payable in respect of the Notes pursuant to this Instrument.

6.2                                 The Noteholders may, at any time after the Notes shall have become due and payable in accordance with Clause 6.1, and without notice:

(a)                                  take such proceedings and/or other action against the Company to enforce their obligations under this Instrument; and

(b)                                 exercise such powers and discretions as are given to them by this Instrument and/or the Agreement.

7.                                       Covenants

The Company covenants that, for so long as any of the Notes remain outstanding, the Company shall, save as otherwise directed in writing by the Noteholder:

(a)                                  at its own cost execute, acknowledge, deliver, file and register all such additional instruments, certificates, documents and assurances and perform such other acts or things as the Noteholder may reasonably request to give effect to the purposes of this Instrument or the transactions contemplated by this Instrument or to ensure the performance of the obligations imposed on it or to protect the rights of the Noteholder under this Instrument and the Notes; and

(b)                                 give notice in accordance with the terms of this Instrument to Noteholders of the occurrence or likely occurrence of any Acceleration Event immediately upon becoming aware of it.

8.                                       Miscellaneous

8.1                                 The Notes shall be subject to the provisions of Schedule 2.

8.2                                 The Company will pay all stamp duties, capital duties and other similar duties on or in connection with the execution, maintenance or enforcement of this Instrument.

9.                                       Notices

9.1                                 Notices or other communications given pursuant to this Instrument shall be in writing and shall be sufficiently given:

(a)                                  if delivered by hand or sent by post to the address and for the attention of the person set forth in this Clause of the party to which the notice or communication is being given or to such other address and for the attention of such other person as such party shall communicate to the party giving the notice or communication; or

(b)                                 if sent by facsimile to the correct facsimile number of the party to which it is being sent.

9.2                                 Any notice, or communication, given or sent by post under this Clause shall be sent by ordinary post.

9.3                                 Every notice or communication given in accordance with this Clause shall be deemed to have been received as follows:

Means of Dispatch	Deemed Received

Delivery by hand:	the day of delivery;

Post:	one Business Day after posting; and

Facsimile	when the sender receives a completed transmission sheet or otherwise receives a mechanical confirmation of transmission

Provided that if, in accordance with the above provisions, any such notice or other communication would otherwise be deemed to be given or made outside working hours (being 9 a.m. to 5 p.m. on a Business Day) such notice or other communication shall be deemed to be given or made at the start of working hours on the next Business Day.

9.4                                 The relevant addressee, address and facsimile number for the purposes of this Instrument are:

Name of Party Address/Fax no

The Company	AerCap House
Shannon
Co Clare, Ireland
	Facsimile no:	+353 61 723 850
	Attention:	The Company Secretary

The Noteholder	As specified in the Register

10.                                 Alteration of this Instrument

The provisions of this Instrument and the conditions on which the Notes are held shall not, without the prior approval in writing of the Company and the written approval of the Noteholder, be altered, abrogated or added to.

11.                                 Governing Law

11.1                           This Instrument and the Notes shall be governed by and construed in accordance with the laws of England.

11.2                           The courts of England have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Instrument (“Proceedings”) and, for these purposes, each party irrevocably submits to the jurisdiction of the courts of England and waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and agrees not to claim that the courts of England are not a convenient or appropriate forum.

IN WITNESS WHEREOF this Instrument has been executed the day and year first before written.

Schedule 1

Form of Notes Certificate

Certificate No [ • ]	Nominal amount of Notes US$•.

AerVenture Limited

Registered Number 410443

Issue of Notes approved by a Resolution of the Board of Directors of the Company passed on [   ] 200[  ].

THIS IS TO CERTIFY that

[  •  ]

is the registered holder(s) of US$[  ] nominal of the above mentioned Notes which are constituted by an Instrument entered into by the Company on and dated [  ] 200[ ] (the “Instrument”) and are issued subject to the provisions (including the conditions) therein contained.

Interest at a rate of 15% per annum is payable on the Notes represented by this Certificate in accordance with the terms of the Instrument.

Without prejudice to the generality of the foregoing, the amount outstanding under the Notes shall be determined in accordance with the Instrument and payments of such principal outstanding shall be made subject to the terms of, and when contemplated by, the Instrument.

Given under the Common Seal of the Company on • .

PRESENT when the common seal of

AERVENTURE LIMITED

was hereunto affixed

in the presence of:

NOTES:

Where the context so admits, words and expressions defined in the Instrument shall bear the same respective meanings in the conditions endorsed hereon.

The Notes are redeemable and transferable in accordance with the terms and conditions contained in the Instrument a copy of which is available from the Company. No transfer of the Notes will be accepted for registration unless accompanied by this certificate and lodged at the registered office of The Company.

A copy of the Instrument is available for inspection at the registered office of the Company at all reasonable times during office hours and will be sent as soon as possible on request to any holder of the Notes or any part thereof.

Schedule 2

Register and Transfer

1.                                       The Register

1.1                                 A register of the Notes will be kept by the Company at its registered office.  There shall be entered in the Register:

(a)                                  the names and addresses of the holder for the time being of the Notes;

(b)                                 the amount of the Notes held by the registered holder;

(c)                                  the date upon which the name of the registered holder is entered in the Register in respect of the Notes standing in his name;  and

(d)                                 the serial number of each Certificate issued.

1.2                                 Any change of the name or address of the holder of Notes shall be notified to the Company promptly and the Register shall be altered accordingly.

1.3                                 The holder of Notes shall be at liberty at all reasonable times during office hours to inspect the Register.

2.                                       Register to be conclusive

Except as required by law, the Company will recognise the registered holder of the Notes as the absolute owner thereof and shall not be bound to take notice or see to the execution of any trust (whether express implied or constructive) to which any Notes may be subject.

3.                                       Set-off

The holder of the Notes will be recognised by the Company as entitled to the Notes free from any equity, set-off or cross-claim on the part of the Company against the original or any intermediate holder of the Notes.

4.                                       Transfer of Notes

4.1                                 The provisions of clause 12 of the Agreement shall apply to transfers of Notes as if, and on the basis that:-

(a)                                  such Notes constitute “Shares”; and

(b)                                 the Noteholder proposing to transfer the Notes constitutes a “Shareholder”,

for the purposes of the Agreement, and no transfer of any Notes shall be made or registered unless such transfer complies with the Agreement on this basis.

4.2                                 A Noteholder shall only be entitled to transfer Notes in multiples of US$1,000 unless the entire holding of Notes of the Noteholder is less than US$1,000, in which case the Noteholder may transfer that entire holding.

4.3                                 Every transfer of the Notes shall be made by an instrument of transfer in the usual or common form or in any other form which may be approved by the Directors. The instrument of transfer of the Notes shall be executed by or on behalf of the transferor but need not be executed by or on behalf of the transferee. The transferor shall be deemed to remain the holder of the Notes until the name of the transferee is entered in the Register in respect of the Notes being transferred.

4.4                                 The Directors may decline to recognise any instrument of transfer of the Notes otherwise permitted by this Instrument unless the instrument is deposited at the registered office of the Company accompanied by the Certificate for the Notes, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The Directors may waive production of any Certificate upon production to them of satisfactory evidence of the loss or destruction of the Certificate together with such indemnity as they may reasonably require.

4.5                                 No fee shall be charged for any registration of a transfer of the Notes or for the registration of any other documents which in the opinion of the Directors require registration.

4.6                                 The registration of a transfer shall be conclusive evidence of the approval by the Directors of such a transfer.

4.7                                 No Notes shall be issued or transferred to a person who is not already a party to the Agreement unless that person has executed a deed of adherence in the form or substantially in the form as set out in the Agreement.

5.                                       Payments

5.1                                 Any moneys payable on or in respect of any Notes shall be paid by bank draft or telegraphic transfer to such account as shall be nominated by the Noteholder.

5.2                                 If several persons are entered in the Register as joint holders of the Notes then, without prejudice to paragraph 5.1 above, the receipt or payment to the order of any one of them for any moneys payable on or in respect of the Notes shall be as effective a discharge to the Company as if the person to whose order the payment is made were the sole registered holder of the Notes in question.

5.3                                 All payments of moneys payable on or in respect of the Notes will be made gross, free and clear of all right of counterclaim or set off and without deductions or withholdings unless such deductions or withholdings are required by law, in which event the Company shall pay such additional amount as shall be required to ensure that the net amount received by the Noteholder will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

6.                                       No fee for registration

No fee will be charged for the registration of any transfer, power of attorney or other document relating to or affecting the title to the Notes.

PRESENT when the Common Seal
of AERVENTURE LIMITED
was affixed hereto:

Director

Director/Secretary

SIGNATURE PAGE

SIGNED by	)
for and on behalf of	)
AERCAP AERVENTURE HOLDING B.V.	)

SIGNED by	)
for and on behalf of	)
WAHA AV PARTICIPATIONS B.V.	)	Director

SIGNED, SEALED and DELIVERED	)
by	)
the duly authorised attorney	)
of AERVENTURE LIMITED	)
in the presence of:	)